

We Add Value

Roper Industries, Inc.



ROPER

2002 Annual Report

We Add Value

Executing Our Strategy

Our long-term goal is to increase Roper's value to its shareholders. We add value through consistent and sustainable growth in earnings per share, which we achieve by maximizing cash flow and investing it in internal growth and acquisitions. Strong margins and effective management of working capital, the sources of our growing cash flow, are the cornerstones of our strategy.

Our companies are typically leaders in niche markets that are primarily industrial. Our engineered, high value-added and often proprietary products and solutions provide superior performance and reliability, and thus produce strong gross margins. We strive to be the most innovative and cost-effective producer in each of our markets. By working consistently to improve operations, increase efficiency and reduce costs, we strengthen our competitive position and generate substantial cash flow.

We invest that cash in technology, new product development, manufacturing improvements and market expansion in order to keep our companies profitable and growing. We also invest in attractive acquisitions that will contribute to the Company's continued growth.

Roper's shareholders have been well served by the disciplined execution of this strategy, and it remains our blueprint for adding shareholder value.

Table of Contents

We Add Value to the Bottom Line

For the years ended October 31 (dollars in millions except per share data)	2002	2001	% Change
Operating Results			
Net sales	$ 627	$ 587	6.9
Gross profit	336	309	8.9
Income from operations	115	98	16.7
Earnings before change in accounting principle	66	56	18.2
Net earnings	40	56	–28.3*
Gross margin	53.6%	52.7%	
Operating margin	18.3	16.8	
Return on average equity, before change in accounting principle	18.2	18.8	
Debt-to-total capital	46.9	50.3	
Per Share Data			
Earnings before change in accounting principle	$ 2.08	$ 1.77	17.5
Net earnings (diluted)	1.26	1.77	–28.8*
Dividends	0.33	0.30	10.0
Book value	11.99	10.48	14.4

*2002 includes a non-cash charge of $26 million for goodwill impairment due to a change in accounting principle from adopting SFAS 142.

Net Sales
(in millions of dollars)



389
407
504
587
627
'98
'99
'00
'01
'02

Income from Operations
(in millions of dollars)



66
78
88
98
115
'98
'99
'00
'01
'02

Earnings Per Share
before change in accounting principle
(in dollars)



1.24
1.53
1.58
1.77
2.08
'98
'99
'00
'01
'02

We Add Value

to Our Shareholders

To Our Shareholders:

2002 was another year of accomplishments for Roper Industries, including record sales of $627 million. Our global reach resulted in a record level of international sales, 58% of total sales. Our focus on continuous improvement enabled us to improve our cost structure and gross margins, which will provide powerful leverage as markets improve. We exceeded our net working capital reduction goals and closed out the fourth quarter by generating the highest quarterly cash flow in the Company's history. Through our expanded deal capabilities, we made five acquisitions at good prices and yet reduced our debt-to-total capital ratio. We also committed a record level of investment for new product development. We renewed our commitment to adding value for customers and to capturing market opportunities. We strengthened our businesses' growth initiatives with new tools for market development.

Among the year's bright spots was the development of new, revolutionary high-speed cameras in our motion imaging business that will provide a more robust solution for auto industry safety testing. We have won significant orders for 2003 as a result of field trial performance of these exciting new products. Sales of our advanced sulfur detection equipment, already playing an important role in global desulfurization efforts, continued to accelerate.

Oil and gas markets continue to offer attractive opportunities for Roper's businesses. During the year we enhanced our customer base by winning a $6 million contract from a large Middle East oil company, our largest order ever from that part of the world. Prospects for our businesses serving the scientific research markets are also favorable.

Achieving Strong Financial Results

Our 2002 financial results, achieved despite adverse business conditions, were noteworthy:

- **Sales** up 7% to $627 million, from $587 million, helped by full-year contributions from 2001 acquisitions.
- **Earnings** before a change in accounting principle increased to $2.08 per share. Included in these results is a $0.39 per share benefit from elimination of goodwill amortization beginning in 2002 as required under SFAS 142, and an $0.08 non-recurring Euro-debt currency exchange loss.
- **Cash flow from operations,** $87 million, included a record $36 million in the fourth quarter.
- **Effective tax rate** reduced by 300 basis points to 31.0%, enhancing earnings in 2002 and beyond.

Net sales rose 7% to **$627 million** *in 2002.*

Succeeding in a Challenging Business Climate

2002 results reflected the softness of U.S. industrial markets, the downturn in the semiconductor industry, and weakness in certain European markets. Our motion imaging business was impacted by high development costs for its new cameras and lower revenue as customers opted to wait for the new products, scheduled to be available in early 2003.

Yet despite these challenges, the diversification of our businesses, and our business leaders' proactive management, have enabled us to offset these conditions with acquisitions and growth in other areas. And by striving for continuous improvement in every facet of each business—a key element in our strategy—we have more than held our own and positioned Roper for greater growth as markets rebound.

Continuously Improving Our Business

Because we consistently strive to improve productivity even when markets are good, our cost reduction activities in the current downturn are not surprising. We closed several small facilities and reduced the workforce at our businesses—excluding acquisitions—by over 6%. We made gains in operating efficiency, reduced our need for working capital and strengthened the balance sheet. We ended 2002 with net working capital at 18.7% of net sales, and we expect a considerable improvement in 2003. Our improvement in receivables will become evident in 2003 as we are paid by Gazprom, the large Russian gas enterprise, for a specially financed $20 million supplemental order.

Capturing Growth Opportunities

During 2002 we initiated a new, detailed planning process designed to enable Roper to take advantage of natural synergies and common end-markets among many of our businesses. Our scientific and industrial imaging businesses, as a result, will now work closely together through their Imaging Alliance™ to expand markets and utilize new technologies. Our other businesses—in instrumentation, industrial technologies, and energy systems and controls—are focused on new market opportunities. We are building on the success of our new planning process by conducting quarterly leadership meetings to promote adoption of "best practices" and achievement of identified synergies.

We are continuing to build a leadership team dedicated to creating shareholder value. In 2002, we added management talent at both the corporate and operating company levels. Our compensation plans for operating executives encourage achievement of key corporate goals, and for 2003, we have augmented our continuing emphasis on cash flow with an additional focus on organic growth and working capital management.

We acquired for $75 million five businesses that will generate approximately ***$70 million*** *of first full-year revenue.*

Acquiring Attractive Businesses

Acquisitions are an important part of Roper's growth. We have continued to pursue our disciplined acquisition program and our "deal pipeline" remains full of attractive opportunities.

In the second half of 2002, we acquired five businesses that will generate approximately $70 million of first full-year revenue. Zetec, the largest, is a leader in non-destructive testing and provides us a new platform for growth. QImaging's easy-to-use CCD cameras increase our scientific and industrial imaging offerings. Qualitek expands our Uson automotive and medical leak-testing business in Europe into new applications, including food packaging. Duncan Technologies adds new CCD color technology to our Redlake imaging business. Definitive Imaging bolsters our imaging software business. These companies, for which we paid approximately $75 million in cash, are expected to add to 2003 results.

Enhancing Financial Strength

Roper's financial strength provides important market and strategic advantages. Our sound balance sheet and rising earnings power enable our businesses to develop new products, improve operations and gain market share despite recent market conditions, strengthening their competitive positions and profitability. High margins and strong free cash flow allow us to invest in our existing businesses, acquire attractive new businesses, and pay down debt. After setting an all-time record for cash flow generation in the fourth quarter, we look for a strong cash flow increase in 2003. Even after acquisitions and a goodwill impairment charge required by a change in accounting principle, our debt-to-total capital ratio improved to 46.9% at year end. The ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest paid—a measure of ability to service debt—was a strong seven-to-one at year end.

Our emphasis on continuous improvement enabled us to reduce our need for working capital by $20 million, achieving 200% of our 2002 goal. We also increased our gross margins by 90 basis points to 53.6%, and improved operating margins at most of our businesses.

Sharpening the Focus on Governance

In November 2002, we announced the election of David W. Devonshire, Executive Vice President and Chief Financial Officer of Motorola, Inc., to Roper's Board of Directors. His wide-ranging experience with diversified industrial companies and global operations will be a significant asset, particularly in corporate governance. He succeeds Luitpold von Braun, who reached the board's mandatory retirement age. We thank Mr. von Braun for his many contributions and long service. Mr. Devonshire replaces him on the audit committee and joins

Our strategy is designed to deliver
Growth
throughout the business cycle — even when markets turn down, and especially when they recover.

the newly-established corporate governance and nominating committee.

During the year we engaged PricewaterhouseCoopers as our new outside auditor, replacing Arthur Andersen, and so we had the benefit of not one but two independent audits of our 2001 results.

Positioning Roper for Continued Growth

Our performance in 2002 reaffirms the value and effectiveness of our strategy, which is designed to deliver growth throughout the business cycle—even when markets turn down, and especially when they recover.

We expect that our 2002 accomplishments—enhancing our cost structure through continuous improvement initiatives, investing in accretive businesses and improving our tax structure—will yield our 11th consecutive year of record sales and earnings in 2003. Further working capital reductions will add to an expected record year of cash flow from operations.

Through our renewed emphasis on organic growth, we expect to capture greater end-market opportunities and synergies among our businesses, benefiting 2003 results and positioning Roper for even stronger growth in 2004. By striving to add value in everything we do—for our customers, in our operations, and with our acquisitions—we will continue to create shareholder value.

We want to thank all of our associates throughout the world for their outstanding contributions during this difficult year. Their dedication to our customers and to our shareholders produced outstanding results. With their commitment to execute the Roper strategy, we expect record sales, earnings and cash flow in 2003 and beyond.

Sincerely,

Brian D. Jellison
President and Chief Executive Officer

Derrick N. Key
Chairman

We Add Value
for Our Customers

The customer is the cornerstone of Roper's strategy, and adding value for the customer is the most important thing we do. With the customer in mind, our businesses continually develop innovative solutions that offer market-leading features and benefits.

We do this by successfully combining application expertise, a deep knowledge of our customers' needs, and insightful product development. The examples that follow reflect this effective approach.



Improving Customer Productivity

Our companies maintain a consistent focus on helping customers improve their productivity. For example, our Compressor Controls business couples its standard proprietary hardware with patented algorithms to enable customers to run process turbomachinery more efficiently and often at higher output levels while protecting against surge, overspeed and other damaging conditions. Increased productivity, without increased risk of breakdown, is the result. Our Abel Pump business' electromechanical membrane pumps enable customers to pump abrasive and powdery substances with less expenditure of energy.

Facilitating Customer Success

Gatan's highly sensitive, low-light CCD cameras and specimen accessories for electron microscopes play a key role in making possible fundamental research in materials science and microbiology. In nanotechnology, which involves the manipulation of atoms and molecules, and in the emerging field of proteomics, which seeks to learn how proteins interact in expressing genes and carrying out bodily functions, scientists rely on these cameras to capture images and document their work. Gatan specimen holders maintain constant temperature to prevent sample movement and image distortion.



Reducing Complexity for Our Customers

Customers seeking to reduce complexity—and therefore cost—in their operations know they can rely on Roper as a reliable solutions provider. Our Roper Scientific business recently created an imaging "engine" for a customer by combining its advanced, low-light camera technology with a custom optics package and specialized control features. This integrated solution reduces complexity and cost for the customer, improves performance, and increases our net sales.

For another customer, Roper Scientific created an imaging solution that eliminated all optical light interference, critical when attempting to detect chemiluminesence responses in laboratory mice to new drug compounds. The customer's application, keyed to this solution, accelerates the drug development process.

Improving the Quality of Customer Products

As expectations of quality have risen, customers constantly seek solutions that improve it. Our Hansen business, which makes valves and controls for commercial and industrial refrigeration systems, discovered that a major food producer was incurring unnecessary costs to maintain proper temperature during production. Hansen responded with a solution that included its new, patented sealed motor valve, enabling the customer to automate process temperature control and reduce refrigerant loss. The result was better, consistent product quality and lower costs. Hansen has successfully introduced the new valve for many applications.

Helping Customers Meet Standards

In many industries, ever-tighter environmental and other standards require businesses to keep improving their operations. Our Antek business, which makes industrial laboratory and process instruments for elemental analysis, has grown largely as a result of developing advanced sulfur detection equipment that enables global refiners to meet new and emerging standards for lower sulfur content in fuels.

Adding Value: A Consistent Focus

Our consistent focus on adding value by anticipating and meeting customer needs results in increased revenue, new products and markets, and—most important—satisfied customers.

We Add Value

through Continuous Improvement

Continuous improvement—adding value in every facet of our operations—is a way of life at Roper. By challenging our management teams to harness their competitive drive and entrepreneurial spirit, we assure that unique, sustainable solutions are developed within each business. Successful ideas are shared among businesses, informally and through regular quarterly meetings, and are supplemented with tools and coaching from executive leadership.

Our use of lean manufacturing techniques, which nearly all of our businesses employ, started with a single business in the mid-1990's. Its success in improving quality while reducing costs and working capital encouraged others to adopt these practices, and the results have been impressive—better gross margins, higher quality, improved delivery to customers, and dramatic reductions in working capital over the past two years. We continue to implement lean manufacturing techniques throughout Roper, including our newer companies, and expect additional benefits to come.

Continuous improvement practices were also applied to this year's planning process, in which we grouped our businesses on the basis of potential natural synergies and common end-markets. One result has been an expanded effort toward global sourcing to improve cost and reliability. By working together, our businesses can achieve advantages of scale and leverage each other's success—for example, industrial technology businesses seeking common, reliable machined casting suppliers.





We continue to improve our engineering practices, important given the engineered content of many of our products and solutions. Many of our industrial technology companies, for example, now use 3-D solids modeling and fluid dynamics software to accelerate product development and prototyping. Result: they can deliver efficient, reliable new products faster, sometimes reducing order-to-delivery to a few weeks.

Our productivity improvement focus extends to sales and marketing, where some of our companies are joining forces to develop common customer solutions. In addition, several companies have implemented global customer relationship management systems to help them serve their growing, global markets more effectively.

The consistent quality resulting from our continuous improvement efforts sometimes creates unexpected opportunities. Flow Technologies' well deserved reputation for accurate, reliable and efficient calibration of its own flow instruments recently earned it a contract from a large, global controls company to perform automated calibration of non-Roper products, creating a platform for future growth.

As these examples suggest, continuous improvement—an objective vigorously pursued throughout Roper—is thus a key element in our drive to achieve sustainable competitive advantage and profitable growth.



We Add Value

with Acquisitions

Good acquisitions add value by enabling us to expand our portfolio of high cash flow businesses and increase Roper's earnings potential. We add even more value to the businesses we acquire by making them better companies after they are acquired, or by using their product lines, distribution networks, expertise or other strengths to further develop Roper's existing businesses.

Ours is a highly disciplined acquisition process. The companies in our active deal pipeline go through a strict screening process to identify those most appropriate and attractive to Roper. We focus on companies that provide engineered products and solutions to generate high gross margins and can quickly return the cash used to purchase them through growth or margin improvement.

In evaluating potential acquisitions, we look for a good "fit" with Roper. We like businesses that can readily be added to or combined with existing Roper businesses operating in a similar or related field—financial bolt-ons. We also buy companies that can operate as stand-alone businesses in industries or markets we consider attractive. Because such businesses tend to be larger and better established, they give us an immediate beachhead in the marketplace, as well as providing a platform for future growth.

We begin adding value even before we make a final decision on buying a particular company. Throughout our exhaustive due diligence, we look for opportunities to strengthen margins and accelerate growth.

As the actual purchase nears, we establish first-year performance criteria embodying those opportunities, and make sure that the company's management team understands our expectations. Clear communication from the outset contributes to the smooth integration of the acquired company into Roper.

After acquisition, we help management identify and pursue opportunities for growth, providing both the tools and the discipline needed to improve operations in every phase of the business. We structure our compensation arrangements to align management's efforts with corporate goals and expectations, such as the need to reduce working capital, a major focus throughout Roper. We accompany these efforts with an array of metrics to quantify improvement

The new company also benefits from the specialized expertise Roper has developed in such

2002 Acquisitions

Zetec...Seattle, USA

Non-destructive test solutions for mission-critical structures and materials, offering a new growth avenue within Roper's expanding energy systems and controls platform. Serves primarily power generation facility maintenance, aerospace, automotive and industrial markets.

QImaging...Vancouver, Canada

Furtherance of Roper's leadership in scientific & industrial imaging, increases customer offerings with innovative, high performance solutions for research and industrial customers.

Definitive Imaging...Cleveland, USA

Image analysis software and specialized knowledge for metallographic and materials science quality control. Integrated into Roper's Media Cybernetics business, expanding its image analysis solutions.

Qualitek...Cambridge, England

Leak detection equipment and systems, complementing Roper's existing Uson business by increasing its geographic reach and applications expertise. Principal markets include medical, pharmaceutical, food, packaging and automotive.

Duncan Technologies...Sacramento, USA

Fully integrated into Roper's Redlake unit, offers leading technology for color processing and 3-CCD optics that will be leveraged throughout the scientific & industrial imaging platform.

areas as distribution channel effectiveness, pricing and customer values, and sourcing and manufacturing discipline.

The impact of our comprehensive approach has been dramatic: almost every acquired company has been able to boost operating margins—doubling them in some cases—within a year or two after joining Roper.

Ours is no one-size-fits-all approach. We recognize that each company we acquire is different—not only in size, location, products, processes and markets, but in its culture, history and the people who created it. Often the success of a business we acquire is due as much to its entrepreneurial spirit as to the quality of its products. We strive to preserve that spirit while adding an overlay of fundamentally sound management practices that improve profitability and foster growth.

That combination, in which the value we gain by acquiring a successful business is reinforced and enhanced by the value we add before and after acquisition, has consistently benefited Roper and its shareholders. It is an important ingredient of Roper's success.

We Add Value
through Corporate Governance



Sound corporate governance adds value to our business by helping to assure that it is run efficiently, skillfully and with integrity, thereby improving its long-term prospects.

As a public company, we believe that having a strong board of directors is a critical component in creating shareholder value. Roper's board members bring broad experience and business acumen to their responsibilities. The board has a tradition of exercising independent judgment, and seven of its ten members are outsiders.

During 2002 the board took several steps to sharpen its focus on corporate governance and control issues. We created a corporate governance and nominating committee. We increased the number of board meetings per year. We also appointed a new board member with a strong financial control background: David W. Devonshire, Executive Vice President and Chief Financial Officer of Motorola, Inc. He has been appointed to the corporate governance and nominating committee and the audit committee, succeeding Luitpold von Braun, who retired.

The CEO and senior executives are responsible for assuring that Roper's businesses are being run well, and that the management teams comprise the right people for those assignments. Executives oversee the recruitment and development of associates, including potential managers. We encourage rising stars and consider them for positions that will broaden their experience.

Corporate executives also add value by applying their general knowledge and specialized skills in analyzing and reviewing the individual businesses' strategies, plans and business models, and in counseling our business managers. They provide tools, coaching and tactics that help the individual companies manage effectively. Corporate incentive compensation programs encourage the leadership of the businesses to emphasize corporate priorities. Direct feedback, through quarterly reviews and informal meetings, also helps to keep our businesses focused on creating shareholder value.

We add value through a comprehensive system of rigorous financial controls. The autonomy we give our operating companies enables them to respond most effectively to changing market conditions and to capture emerging opportunities. At the same time, we keep close track of the financial performance and trends at each business through monthly reports, quarterly meetings between company and corporate leadership, and the interactive annual planning process. All operations at Roper are subject to our thorough internal audit process.

Our commitment to good corporate governance is demonstrated in our policies and practices. Our board, our executive leadership and all of our associates recognize that good governance adds shareholder value by continuously improving our business while preserving the integrity that is at the core of everything we do.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended October 31, 2002

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 1-12273

ROPER INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**51-0263969**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2160 Satellite Boulevard, Suite 200
Duluth, Georgia 30097
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (770) 495-5100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	**Name of Each Exchange On Which Registered**
Common Stock, $0.01 Par Value	New York Stock Exchange
Preferred Stock Purchase Rights with respect to Common Stock, $0.01 Par Value	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

---

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]
Aggregate market value of the voting stock held by non-affiliates of the Registrant, computed by reference to the closing price of such stock, as of December 31, 2002: $1,148,012,000.

Number of shares of Registrant's Common Stock outstanding as of December 31, 2002: 31,366,442.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement to be furnished to Shareholders in connection with its Annual Meeting of Shareholders to be held on March 21, 2003, are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE

Roper Industries, Inc. is filing this amendment to its Annual Report on Form 10-K to correct a typographical error in footnote 14 to its consolidated financial statements as of October 31, 2002 and 2001 and for the three years in the period ended October 31, 2002 (included in Item 8 of the Annual Report). The table listing net sales in countries and regions outside of the United States in footnote 14 has been amended as follows: "88,669" has been changed to "8,669" in the Industrial Controls column for 2002 sales in Latin America.

PART I

ITEM 1. BUSINESS

GENERAL

Roper Industries, Inc. ("Roper," "we" or "us") designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide, serving selected segments of a broad range of markets. The principal markets include oil and gas, scientific and industrial research, medical, semiconductor, refrigeration, automotive, water / wastewater, power generation and general industrial.

Roper pursues consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses, and by acquiring other carefully selected businesses, that offer to our customers high value-added, engineered industrial products and solutions and that are capable of achieving and maintaining high margins. This strategy continually emphasizes (i) increasing market share and market expansion, (ii) new product development, (iii) improving productivity and reducing costs and (iv) acquisition of similar new businesses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - - (i) Year Ended October 31, 2002 Compared to Year Ended October 31, 2001 and (ii) - - Year Ended October 31, 2001 Compared to Year Ended October 31, 2000."

Market Share, Market Expansion and Product Development. We compete in many narrowly defined niche markets. Our position in these markets is typically as the market leader or as a competitive alternate to the market leader. In those markets where we are a regional leader we seek to sustain growth through geographic expansion of our marketing efforts and the development of new products for associated markets.

We continued our growth in fiscal 2002 principally through the full-year contributions from businesses acquired during fiscal 2001, in particular Struers and Logitech, and the partial year contributions from businesses acquired during fiscal 2002, principally Zetec. Other businesses acquired during fiscal 2002 were Duncan Technologies, Qualitek, QImaging, and Definitive Imaging. Our fiscal 2002 acquisitions were purchased for cash and financed through borrowings under existing credit agreements. Total acquisition costs during fiscal 2002 were $82.8 million.

The outstanding debt under our primary credit agreement was $186.4 million at October 31, 2002. Total outstanding debt at that date was $332.1 million, or 47% of total capital (calculated as the sum of total debt and stockholders' equity), or 2.6 x fiscal 2002's (EBITDA calculated as earnings before change in accounting principle, interest, taxes, depreciation and amortization) unadjusted for acquisitions. We believe we are well positioned to further expand our businesses.

International Sales. Sales outside the United States continue to play an important part in our business. International sales include sales of products exported from the United States as well as products manufactured and sold abroad. In fiscal 2002, 2001 and 2000, our net sales outside the U.S. were 58%, 52% and 51%, respectively, of total net sales. Information regarding international operations is set forth in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K ("Annual Report").

Research and Development. We conduct applied research and development to improve the quality and performance of our products, to develop new products and to enter new markets. Our research and development often includes extensive field testing of our products. We expensed $29.9 million (4.8% of net sales), $26.3 million (4.5% of net sales), and $22.6 million (4.5% of net sales) in the years ended October 31, 2002, 2001 and 2000, respectively, on research and development activities.

ANALYTICAL INSTRUMENTATION

Our analytical instrumentation segment offers high performance digital imaging products and software, equipment and consumables for materials analysis, fluid properties testing equipment, and industrial leak testing equipment. These products and solutions are provided through nine U.S.-based, six European-based and one Canadian-based operating units. Selected financial information for the analytical instrumentation segment is set forth in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Digital Imaging Products and Software. We manufacture and sell extremely sensitive, high-performance charge-coupled device cameras, detectors and related software for a variety of scientific and industrial uses, which require high resolution and/or high speed digital video, including transmission electron microscopy and spectroscopy applications. We also manufacture and sell spectrometers, monochrometers and optical components and coatings for various high-end applications. These products are principally sold for use within academic, government research, semiconductor, automotive, ballistic and biological and material science end-user markets. They are frequently incorporated into original equipment manufacturer ("OEM") products.

Materials Analysis Equipment and Consumables We manufacture and sell semiconductor equipment and supplies various types of equipment necessary to extract and shape certain materials for production and to prepare materials samples for testing and analysis. This equipment includes specimen handling products for use with electron and other microscopes that are incorporated into OEM equipment and are also sold as a retrofit for microscopes currently in use. Consumable supplies are also sold to assist customers with the preparation of high quality samples. These products are mostly used within the academic, government research, electronics, biological and material science end-user markets.

Fluid Properties Testing Equipment. We manufacture and sell automated and manual test equipment to determine certain physical and elemental properties, such as sulfur and nitrogen content, flash point, viscosity, freeze point and distillation, of liquids and gasses for the petroleum and other industries.

Industrial Leak Testing Equipment. We manufacture and sell products and systems to determine any leaks and confirm the integrity of assemblies and sub-assemblies in the automotive, medical and consumer products industries.

The following table sets forth information regarding each class of products within the analytical instrumentation segment that accounted for at least 10% of our total net sales in any of the periods presented (in thousands):

	Year ended October 31,		
	2002	2001	2000
Digital imaging products and software	$ **114,162**	$ 123,055	$ 118,316
Materials analysis equipment and consumables	**118,819**	61,970	33,829
Fluid properties testing equipment	**68,180**	63,022	51,499

The following chart shows the breakdown of the analytical instrumentation segment's sales by end market for fiscal 2002:


General Industrial
13%
Semiconductor
5%
Research
32%
Automotive
10%
Oil & Gas
18%
Medical
3%
Electronics
4%
Other
15%

Backlog. Our analytical instrumentation companies have lead times of up to several months on many of their product sales, although standard products are often shipped within four weeks of receipt of order. Blanket purchase orders are placed by certain OEMs and end-users, with continuing requirements for fulfillment over specified periods of time. The segment's backlog of firm unfilled orders, including blanket purchase orders, totaled $57.9 million at October 31, 2002 compared to $62.6 million at October 31, 2001. The decrease was attributed to successful efforts to reduce delivery times at Struers and Logitech along with weaker markets conditions, particularly in the automotive, electronics and semiconductor end markets.

Distribution and Sales. Distribution and sales are achieved through a combination of manufacturers' representatives, agents, distributors and direct sales offices in both the U.S. and various other countries.

Customers. Each of the operating units in the analytical instrumentation segment sells to a variety of customers worldwide, with certain major OEMs in the automotive, medical diagnostics and microscopy industries having operations globally. Some of the operating units have sales to one or a few customers that represent a significant portion of their respective sales and we expect the relative importance of such a concentrated customer base for these operating units to continue. However, none of this segment's customers accounted for as much as 10% of its net sales during fiscal 2002.

INDUSTRIAL CONTROLS

Our industrial controls segment produces control systems, industrial valves and controls and machinery vibration and other non-destructive inspection and measurement instrumentation. These products and solutions are provided through seven U.S.-based and one European-based operating units. Selected financial information for the industrial controls segment is set forth in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Control Systems. We manufacture control systems and panels, and provides related engineering and commissioning services, for applications involving compressors, turbines, and engines in the oil and gas, pipeline, power generation and marine engine markets.

Industrial Valves and Controls. We manufacture a variety of valves, sensors, switches and control products used on engines, compressors, turbines and other powered equipment for the oil and gas, pipeline, power generation, refrigeration, marine engine and general industrial markets. Most of these products are designed for use in hazardous environments.

Non-destructive Inspection and Measurement Instrumentation. We manufacture non-destructive inspection and measurement solutions including measurement probes, robotics, and machinery vibration sensors, switches and transmitters. These solutions are applied in power generation, aerospace and broader industrial markets. Many of these products are designed for use in hazardous environments.

The following table sets forth information regarding each class of products within the industrial controls segment that accounted for at least 10% of our total net sales in any of the periods presented below were as follows (in thousands):

	Year ended October 31,		
	2002	2001	2000
Control systems	**$ 112,139**	$ 109,325	$ 91,409
Industrial valves and controls	**61,364**	63,235	27,996

The following chart shows the breakdown of sales by end market for the industrial controls segment during fiscal 2002:


Refrigeration
15%
General Industrial
6%
Marine
3%
Power Generation
11%
Oil & Gas - Other
25%
Oil & Gas - Pipeline
35%
Other
5%

Backlog. The majority of this segment's business consists of larger engineered oil and gas development and transmission projects with lead times of three to nine months. As such, backlog typically fluctuates significantly dependent upon the timing of large project awards. Standard products generally ship within two weeks of receipt of order, while shipment of orders for specialty products varies according to the complexity of the product and availability of the required components. Our companies in this segment enters into blanket purchase orders for the manufacture of products for certain OEMs and end-users over periods of time specified by these customers. This segment's backlog of firm unfilled orders, including blanket purchase orders, totaled $35.4 million at October 31, 2002 compared to $31.2 million at October 31, 2001.

Distribution and Sales. Distribution and sales occur through direct sales offices, manufacturers' representatives and industrial machinery distributors.

Customers. Each of the industrial controls segment's business units sells to a variety of customers worldwide. RAO Gazprom, a Russian enterprise that is the world's largest gas provider continued to be the biggest single customer in this segment for fiscal 2002, accounting for approximately 28% of its sales, compared to 25% in fiscal 2001. Gazprom has indicated its interest to continue purchases of control systems through 2007. However, we expect sales to Gazprom in fiscal 2003 to be reduced in amount and as a percentage of this segment's sales compared to fiscal 2002 levels. The continuation of this business with Gazprom is subject to numerous risks, many of which are beyond our control, including, but not limited to, increased competition, availability of acceptable financing and customer delays in commissioning and start-up of installations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Forward Looking Information".

FLUID HANDLING

Our fluid handling segment produces industrial pumps, semiconductor production equipment and flow measurement and metering equipment. These products and solutions are provided through five U.S.-based and one European-based operating units. Selected financial information for the fluid handling segment is set forth in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Industrial Pumps. We design, manufacture and distribute a wide variety of pumps. These pumps vary significantly in complexity and in pumping method employed, which allows for the movement and application of a diverse range of liquids and solids including low and viscosity liquids, high solids content slurries and chemicals. Our pumps are used in large and diverse set of end markets such as oil and gas, agricultural, water/wastewater, medical, chemical and general industrial.

Semiconductor Production Equipment. We manufacture microprocessor-based integrated dispense systems that are used principally in the semiconductor industry to dispense chemicals in a precise and repeatable fashion during the wafer fabrication process. These highly reliable dispense units either incorporate no mechanical displacement, utilizing the application of electronically regulated pressure, or utilize positive displacement technology. Cabinet based systems manage the distribution of bulk chemicals used in wafer fabrication to equipment such as the dispense systems mentioned above.

Flow Measurement and Metering Equipment. We manufacture turbine and positive displacement flow meters, emissions measurement equipment and flow meter calibration products for aerospace, automotive, power generation and other industrial applications.

The following table sets forth information regarding each class of products within the fluid handling segment that accounted for at least 10% of our total net sales in any of the periods presented (in thousands):

	Year ended October 31,		
	2002	2001	2000
Industrial pumps	**$ 83,484**	$ 90,315	$ 78,895

The following chart shows the breakdown of the fluid handling segment's sales by end market during fiscal 2002:


Other
12%
Semiconductor
7%
Medical
7%
Power Generation
7%
Oil & Gas
6%
Food Processing
5%
Agriculture
7%
Aerospace
4%
Transportation
5%
Water and
Wastewater
15%
General Industrial
25%

Backlog. The fluid handling operating units' sales also reflect a combination of standard products and specifically engineered, application-specific products. Standard products are typically shipped within two weeks of receipt of order. Application-specific products typically ship within six-to-twelve weeks following receipt of order, although larger project orders and blanket purchase orders for certain OEMs may extend for longer periods. This segment's backlog of firm unfilled orders, including blanket purchase orders, totaled $19.8 million at October 31, 2002 compared to $21.7 million at October 31, 2001. The decrease was attributed primarily to significantly reduced demand for semiconductor equipment products as that market continued to be depressed throughout fiscal 2002.

Distribution and Sales. Distribution and sales occur through direct sales personnel, manufacturers' representatives and stocking and non-stocking distributors.

Customers. Some of the fluid handling segment's operating unit's have sales to one or a few customers that represent a significant portion of that operating unit's sales and the relative importance of such a concentrated customer base for these operating unit's is expected to continue. However, no customer was responsible for as much as 10% of this segment's net sales during fiscal 2002.

MATERIALS AND SUPPLIERS

We believe that most materials and supplies used by us are readily available from numerous sources and suppliers throughout the world which are adequate for our needs. Some high-performance components for digital imaging products can be in short supply and/or suppliers have occasional difficulty manufacturing such components to our specifications. We regularly investigate and identify alternative sources where possible and we believe that these conditions equally affect our competitors and, thus far, it has not had a significant adverse effect on sales although delays in shipments have occurred following such supply interruptions.

ENVIRONMENTAL MATTERS AND OTHER GOVERNMENTAL REGULATION

Roper's operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. It is our policy to comply with all applicable regulatory requirements.

We use and generate hazardous substances and waste in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expects to continue to experience, operating costs to comply with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities.

COMPETITION

Generally, the products and solutions we offer our business segments face significant competition, usually from a limited number of competitors. Although we believe that we are a leader in most of our markets, no single company is a leading competitor with us over a significant number of product lines. Competitors might be large or small in size, often depending on the life cycle and maturity of the technology employed. We compete primarily on product quality, performance, innovation, price, applications expertise and customer service capabilities.

PATENTS AND TRADEMARKS

We own the rights under a number of patents and trademarks relating to certain of our products and businesses. While it believes that none of our operating unit's are substantially dependent on any single, or group, of patents, trademarks or other items of intellectual property rights, the product development and market activities of Compressor Controls, Gatan, Integrated Designs, Redlake MASD and Roper Scientific, in particular, have been planned and conducted in conjunction with important and continuing patent strategies. Compressor Controls has been granted a series of U.S. and associated foreign patents and a significant portion of its fiscal 2002 sales was of equipment that incorporated innovations that are the subject of several such patents that will not begin to expire until 2004. Integrated Designs was granted a U.S. patent in 1994 related to methods and apparatus claims embodied in its integrated dispense systems that accounted for the majority of its fiscal 2002 sales. The U.S. patent will expire in 2011.

EMPLOYEES

As of October 31, 2002, we had approximately 3,100 total employees, of whom approximately 2,100 were located in the United States.

OTHER INFORMATION

Roper was incorporated in Delaware in 1981.

ITEM 2. PROPERTIES

In early January 2003, we relocated our corporate office to the Atlanta area where we lease approximately 13,800 square feet of office space. We have established sales and service locations around the world to support our operations. The following table sets forth our principal properties.

Location	Property	Square footage Owned	Square footage Leased	Industry segment
Phoenix, AZ	Office / Mfg.	-	45,900	Fluid Handling
Tucson, AZ	Office / Mfg.	-	37,300	Analytical Instrumentation
Burnaby, B.C., Canada	Office / Mfg.	-	8,200	Analytical Instrumentation
Pleasanton, CA	Office	-	19,400	Analytical Instrumentation
Richmond, CA	Office / Mfg.	67,400	-	Industrial Controls
San Diego, CA	Office / Mfg.	-	43,000	Analytical Instrumentation
Rodovre, Denmark	Office / Mfg.	-	114,000	Analytical Instrumentation
Verson, France	Office / Mfg.	-	22,500	Industrial Controls
Commerce, GA	Office / Mfg.	203,800	-	Fluid Handling
Büchen, Germany	Office / Mfg.	191,500	-	Fluid Handling
Lauda, Germany	Office / Mfg.	37,900	-	Analytical Instrumentation
Des Moines, IA	Office / Mfg.	-	88,000	Industrial Controls
Belle Chasse, LA	Office / Mfg.	-	33,200	Industrial Controls
Burr Ridge, IL	Office / Mfg.	55,000	-	Industrial Controls
Acton, MA	Office / Mfg.	-	32,700	Analytical Instrumentation
Silver Spring, MD	Office	-	11,800	Analytical Instrumentation
Trenton, NJ	Office / Mfg.	40,000	-	Analytical Instrumentation
Syosset, NY	Office / Mfg.	-	27,500	Fluid Handling
Portland, OR	Office / Mfg.	-	128,000	Fluid Handling
Warrendale, PA	Mfg.	-	76,300	Analytical Instrumentation
Carrollton, TX	Office / Mfg.	-	22,000	Fluid Handling
Houston, TX	Office / Mfg.	16,200	-	Industrial Controls
Houston, TX	Office / Mfg.	-	35,000	Analytical Instrumentation
Houston, TX	Office / Mfg.	-	27,500	Analytical Instrumentation
McKinney, TX	Office / Mfg.	-	25,000	Industrial Controls
Bury St. Edmunds, U.K.	Office / Mfg.	90,000	-	Industrial Controls
Cambridge, U.K.	Office / Mfg.	-	14,000	Analytical Instrumentation
Glasgow, U.K.	Office / Mfg.	27,700	-	Analytical Instrumentation
Oxford, U.K.	Office / Mfg.		5,500	Analytical Instrumentation
Issaquah, WA	Office / Mfg.	-	86,400	Industrial Controls

We consider each of the above facilities to be in good operating condition and adequate for its present use and believes that it has sufficient plant capacity to meet its current and anticipated operating requirements.

ITEM 3. LEGAL PROCEEDINGS

We are a defendant in various lawsuits involving product liability, employment practices and other matters, none of which we believe would have a material adverse effect on our consolidated financial position or results of operations. The majority of such claims are subject to insurance coverage. Since 2001, we and/or one of our subsidiaries have been named as defendants, along with many other companies, in asbestos-related personal injury or wrongful death actions. The allegations in these actions are vague, general and speculative, and the actions are in their early stages. Given the state of these claims it is not possible to determine the potential liability, if any.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

No matter was submitted to a vote of our security-holders during the fourth quarter of fiscal 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Roper's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ROP". The table below sets forth the range of high and low sales prices for our common stock as reported by the NYSE as well as cash dividends paid during each of our fiscal 2002 and 2001 quarters.

		High	Low	Cash Dividends Paid
2002	**4th Quarter**	**$ 39.14**	**$ 27.25**	**$ 0.0825**
	3rd Quarter	**46.90**	**29.00**	**0.0825**
	2nd Quarter	**51.90**	**41.04**	**0.0825**
	1st Quarter	**52.91**	**35.90**	**0.0825**
2001	4th Quarter	$ 45.00	$ 31.00	$ 0.0750
	3rd Quarter	45.80	34.99	0.0750
	2nd Quarter	43.00	33.65	0.0750
	1st Quarter	38.50	29.94	0.0750

Based on information available to us and our transfer agent, we believe that as of December 31, 2002 there were 203 record holders of our common stock.

Dividends. Roper has declared a cash dividend in each fiscal quarter since our February 1992 initial public offering and we have also annually increased our dividend rate since our initial public offering. In November 2002, our board of directors increased the quarterly dividend to be paid in the first quarter of fiscal 2003 to $0.0875 per share, an increase of 6% from the prior rate. However, the timing, declaration and payment of future dividends will be at the sole discretion of our board of directors and will depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by our board of directors. Therefore, there can be no assurance as to the amount, if any, of cash dividends that will be declared in the future.

Recent Sales of Unregistered Securities. None

ITEM 6. SELECTED FINANCIAL INFORMATION

The consolidated selected financial data presented below have been derived from Roper's audited consolidated financial statements and should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and with Roper's Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report. The Consolidated Financial Statements for fiscal years 1999 and 2000 were audited by Arthur Andersen LLP (Andersen), a firm that has ceased operations. A copy of the report previously issued by Andersen on our financial statements as of October 31, 2000 and 1999, and for the years then ended is included elsewhere in this Report. Such report has not been reissued by Andersen.

	Year ended October 31,				
	2002[(1)]	2001[(2)]	2000[(3)]	1999[(4)]	1998[(5)]
	(in thousands, except per share data)				
Operations data:					
Net sales	**$627,030**	$586,506	$503,813	$407,256	$389,170
Gross profit	**336,319**	308,970	258,824	210,503	190,953
Income from operations	**114,829**	98,428	88,196	77,955	66,092
Earnings before change in accounting principle	**66,023**	55,839	49,278	47,346	39,316
Per share data:					
Earnings before change in accounting principle:					
Basic	**$ 2.12**	$ 1.82	$ 1.62	$ 1.56	$ 1.27
Diluted	**2.08**	1.77	1.58	1.53	1.24
Dividends	**0.33**	0.30	0.28	0.26	0.24
Balance sheet data:					
Working capital	**$117,385**	$128,812	$129,463	$ 89,576	$ 82,274
Total assets	**828,973**	762,122	596,902	420,163	381,533
Long-term debt, less current portion	**311,590**	323,830	234,603	109,659	120,307
Stockholders' equity	**376,012**	323,506	270,191	231,968	197,033

(1) Includes results of Zetec from August 2002 and several smaller businesses acquired during fiscal 2002.

(2) Includes results of Struers and Logitech from September 2001 and several smaller businesses acquired during fiscal 2001.

(3) Includes results of Redlake MASD from November 1999, Abel Pump from May 2000, Antek Instruments from August 2000, Hansen Technologies from September 2000 and several smaller businesses acquired during fiscal 2000.

(4) Includes results of Petroleum Analyzer companies acquired in June 1999.

(5) Includes results of Photometrics from April 1998 and several smaller businesses acquired during fiscal 1998.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with "Selection Financial Information" and our consolidated financial statements and related notes included elsewhere in this Annual Report. Within this Annual Report, we have provided pro forma sales and sales orders information. This pro forma information is not presented in accordance with generally accepted accounting principles and does not conform to the pro forma information presented in our consolidated financial statements. We present this pro forma information because management believes that the information illustrates the impact of acquisitions on our performance.

For the purposes of calculating pro forma net sales, net sales orders and sales order backlog information, we have added sales and sales order information of each company that Roper has acquired during one of the two periods being compared to the appropriate period, so that the acquired company's results are included for the same number of months for both periods. Further, pro forma net sales, net sales orders and sales order backlog information exclude amounts attributable to discontinued or divested operations for the period presented.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States, or GAAP. A discussion of our significant accounting policies can be found in the notes to our consolidated financial statements for the year ended October 31, 2002 included elsewhere in this Annual Report.

GAAP offers acceptable alternative methods for accounting for certain issues affecting our financial results, such as determining inventory cost, depreciating long-lived assets, recognizing revenues and issuing stock options to employees. We have not changed the application of acceptable accounting methods or the significant estimates affecting the application of these principles in the last three years in a manner that had a material effect on our financial statements, except for the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets" as discussed below.

The preparation of financial statements in accordance with GAAP requires the use of estimates, assumptions, judgments and interpretations that can affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and other supplemental disclosures.

The development of accounting estimates is the responsibility of our management. Our management discusses those areas that require significant judgments with the audit committee of our board of directors. The audit committee has reviewed all financial disclosures in our annual filings with the SEC. Although we believe the positions we have taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, its effects are accounted for prospectively.

Our most significant accounting uncertainties are encountered in the areas of accounts receivable collectibility, inventory utilization, future warranty obligations, revenue recognition (percent of completion), income taxes and goodwill analysis. These issues, except for income taxes, which are not allocated to our business segments, affect each of our business segments. These issues are evaluated primarily using a combination of historical experience, current conditions and relatively short-term forecasting.

Accounts receivable collectibility is based on the economic circumstances of customers and credits given to customers after shipment of products, including in certain cases, credits for returned products. Accounts receivable are regularly reviewed to determine customers who have not paid within agreed upon terms, whether these amounts are consistent with past experiences, what historical experience has been with amounts deemed uncollectible and the impact that current and near-term forecast economic conditions might have on collection efforts in general and with specific customers. The returns and other sales credits histories are analyzed to determine likely future rates for such credits. At October 31, 2002, our allowance for doubtful accounts receivable, sales returns and sales credits was \$3.8 million, or 3% of total gross accounts receivable excluding securitized Gazprom receivables from a vendor financing program. This percentage is influenced by the risk profile of the underlying receivables. During 2002, that profile improved with the acquisition of Zetec and other improvements in collections from core businesses, and the allowance was reduced as a percent of net sales by 50 basis points.

We regularly compare inventory quantities on hand against anticipated future usage, which we determine as a function of historical usage or forecasts related to specific items in order to evaluate obsolescence and excessive quantities. When we use historical usage, this information is also qualitatively compared to business trends to evaluate the reasonableness of using historical information as an estimate of future usage. Business trends can change rapidly and these events can affect the evaluation of inventory balances. At October 31, 2002, inventory reserves for excess and obsolete inventory were \$20.2 million, or 18% of gross first-in, first-out inventory cost. This percentage has increased by 390 basis points over the year as the relative age of inventory increased during the cyclical downturn.

Most of our sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. Future warranty obligations are evaluated using, among other factors, historical cost experience, product evolution and customer feedback. At October 31, 2002, the accrual for future warranty obligations was \$3.7 million or 0.5% of proforma sales. Our expense for warranty obligations was less than 1% of net sales for each of the three years ended October 31, 2002.

Revenues related to the use of the percentage-of-completion method of accounting are dependent on a comparison of total costs incurred compared with total estimated costs for a project. During fiscal 2002, 2001 and 2000, we recognized revenue of approximately \$1.9 million, \$7.9 million and \$5.6 million, respectively using this method. In addition, approximately \$8.3 million of revenue related to unfinished percentage-of-completion contracts had yet to be recognized at October 31, 2002. Contracts accounted for under this method are generally not significantly different in profitability from revenues accounted for under other methods.

Income taxes can be affected by estimates of whether and within which jurisdictions, future earnings will occur and how and when cash is repatriated to the United States, combined with other aspects of an overall income tax strategy. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner. During fiscal 2002, our effective income tax rate was reduced to 31% from 34%. Two of the key factors related to the reduced rate were our expected utilization of all available foreign income tax credits and the accounting change related to goodwill amortization that was expensed for book purposes prior to the adoption of SFAS 142 but not deductible for income tax purposes.

We adopted SFAS No. 142 effective November 1, 2001 – the beginning of our fiscal 2002. SFAS 142, issued in June 2001, requires the adoption of its provisions by the beginning of our fiscal 2003, but the timing of our fiscal year end also allowed it to elect to adopt SFAS 142 at the beginning of fiscal 2002. Based primarily on investor interest to see results reflecting adoption of SFAS 142, we elected to adopt this new standard at the earlier date.

The evaluation of goodwill under SFAS 142 requires valuations of each applicable underlying business. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets. These estimates will likely change over time. Some of our businesses operate in cyclical industries and the valuation of these businesses can be expected to fluctuate as a result of this cyclicality. The transitional business valuation reviews required by SFAS 142 indicated a reduction of the carrying value of goodwill for three business units in the analytical instrumentation and industrial controls segments. This goodwill reduction has been reported as a change in accounting principle retroactive to the beginning of fiscal 2002 and resulted in a transitional charge to earnings of approximately $26 million. After the adoption of SFAS 142, goodwill is required to be evaluated annually. If this annual review indicates further impairment of goodwill balances, that entire impairment will be recorded immediately and reported as a component of current operations. Our acquisitions have generally included a large goodwill component and we expect to continue with future acquisitions.

Prior to adopting SFAS 142, goodwill was amortized over periods not exceeding 40 years. With the adoption of this standard, goodwill is not amortized. It is periodically reviewed for impairment as discussed above. SFAS 142 does not permit retroactive application to years prior to adoption. Therefore, earnings beginning in fiscal 2002 tend to be higher than earlier periods as a result of this accounting change, except for the effects of any impairment provision on current results. Note 5 to our consolidated financial statements includes a reconciliation comparing earnings of pre-adoption periods to earnings of current periods for those periods presented. Goodwill amortization prior to the adoption of SFAS 142 was largest in the analytical instrumentation segment and the amount of goodwill currently recorded is also largest for this segment. We believe it inappropriate to conclude whether the likelihood of any impairment charge resulting from subsequent annual reviews is more likely in any business segment compared to another segment.

At October 31, 2002, Roper's total assets included $460.2 million of goodwill. Goodwill was allocated $288.4 million to our analytical instrumentation segment, $66.0 million to our fluid handling segment and $105.8 million to our industrial controls segment. Total goodwill was allocated to 23 different business units with individual amounts ranging from less than $1 million to approximately $78 million.

Results of Operations

General

The following tables set forth selected information for the years indicated. Dollar amounts are in thousands and percentages are of net sales.

	Year ended October 31,		
	2002	2001	2000
Net sales			
Analytical Instrumentation[1]	**$ 318,839**	$ 264,369	$ 223,164
Fluid Handling[2]	**105,441**	125,399	121,387
Industrial Controls[3]	**202,750**	196,738	159,262
Total	**$ 627,030**	$ 586,506	$ 503,813
Gross profit:			
Analytical Instrumentation	**56.1 %**	55.9 %	54.4 %
Fluid Handling	**46.2**	48.4	48.5
Industrial Controls	**53.7**	51.1	49.3
Total	**53.6**	52.7	51.4
Operating profit:			
Analytical Instrumentation	**18.2 %**	19.7 %	19.9 %
Fluid Handling	**20.4**	23.9	26.2
Industrial Controls	**24.0**	22.6	19.5
Total	**20.5**	21.5	21.3
Operating profit	**20.5 %**	21.5 %	21.3 %
Goodwill amortization	-	(2.7)	(2.5)
Corporate administrative expenses	**(2.2)**	(1.6)	(1.3)
Restructuring charges[4]	-	(0.4)	-
Income from operations	**18.3**	16.8	17.5
Interest expense	**(3.0)**	(2.7)	(2.7)
Euro debt currency exchange loss	**(0.7)**	-	-
Other income	**0.6**	0.6	0.3
Earnings before income taxes and change in accounting principle	**15.2**	14.7	15.1
Income taxes	**(4.7)**	(5.2)	(5.3)
Goodwill adjustment effective November 1, 2001, net of taxes	**(4.1)**	-	-
Net earnings	**6.4 %**	9.5 %	9.8 %

(1) Includes results of Antek Instruments from August 2000, Struers and Logitech from September 2001 and several smaller businesses acquired during the years presented.

(2) Includes results of Abel Pump from May 2000 and several smaller businesses acquired during the years presented.

(3) Includes results of Hansen Technologies from September 2000, Zetec from August 2002 and several smaller businesses acquired during the years presented.

(4) Restructuring charges were $2,230,000, $279,000 and $50,000 in industrial controls, fluid handling and analytical instrumentation, respectively.

Year Ended October 31, 2002 Compared to Year Ended October 31, 2001

Net sales for fiscal 2002 were $627.0 million, a 7% increase compared to fiscal 2001, and a 7% decrease on a pro-forma basis compared to fiscal 2001. The 7% increase over prior year is attributable to the inclusion of full year sales from Struers and Logitech, which were acquired in the fourth quarter of fiscal 2001 as well as sales from the acquisition of Zetec in the fourth quarter of fiscal 2002. These sales increases were offset by exiting certain Petrotech businesses and sales declines in other businesses due to widespread weak economic conditions. The 7% decrease compared to pro forma net sales is primarily attributable to exiting of certain Petrotech businesses, continued declines in the semiconductor market and the downturn in oil and gas exploration and certain industrial markets. The impact of these difficult market conditions was somewhat mitigated by a 15% increase in sales to Gazprom and an 8% increase in sales in our fluid properties testing businesses as their products help customers respond to stricter environmental controls regarding sulfur content in petroleum products.

In our Analytical Instrumentation segment, actual net sales increased 21% and pro-forma net sales decreased 7%. The increase in actual net sales resulted principally from the contribution of acquisitions and increased sales in our fluid properties testing businesses. This was offset by lower sales into semiconductor markets and lower motion product sales by Redlake due to the pending release of a new generation of products that we anticipate to begin shipping during the first half of fiscal 2003.

In our Fluid Handling segment, net sales declined 16% compared to fiscal 2001 primarily from the downturn in the semiconductor capital equipment market and weakness in industrial and oil & gas exploration markets.

In our Industrial Controls segment, actual net sales increased 3% and pro-forma net sales were roughly flat with fiscal 2001. Actual net sales increased primarily as a result of the acquisition of Zetec and gains from certain oil & gas control system applications, particularly those sold to Gazprom, partly reduced by lower sales from exiting certain Petrotech businesses in fiscal 2001.

The increase in our overall gross profit percentage to 53.6% in fiscal 2002 compared to 52.7% to in fiscal 2001 was mostly due to exiting low margin businesses at Petrotech. This also caused an increase in margins for the industrial controls segment to 53.7% in fiscal 2002 compared to 51.1% in fiscal 2001. Analytical instrumentation gross margins were roughly flat at 56.1% in fiscal 2002 compared to 55.9% in fiscal 2001. Fluid Handling's gross margins decreased to 46.2% in fiscal 2002 compared to 48.4% in fiscal 2001. This decrease was caused mostly by adverse volume leverage in our industrial pumps businesses.

Excluding the effects from the accounting change related to goodwill and the restructuring charges expensed in fiscal 2001, selling, general and administrative ("SG&A") expenses increased to 35.3% of net sales in fiscal 2002 compared to 32.8% of sales in fiscal 2001. This increase is attributable to higher SG&A expense levels at newly acquired businesses. SG&A expenses for companies included in all of both 2002 and 2001 declined 2% in 2002 despite significantly increased R&D and other engineering expenses at some of our digital imaging companies. This spending was most notable at Redlake MASD as it continues to develop new products it expects to be available in the second quarter of fiscal 2003. There was also an increase in corporate SG&A

due primarily to an increase in medical insurance costs and salaries and related employee relocation costs. As a percentage of net sales, SG&A expenses also increased in 2002 compared to 2001 for each of our three business segments by between 1% and 2%.

Interest expense increased $2.6 million, or 16%, for the year ended October 31, 2002 compared to the year ended October 31, 2001. Average borrowing levels were approximately 36% higher during fiscal 2002 compared to the prior year and effective interest rates were approximately 14% lower during fiscal 2002 compared to fiscal 2001. Higher borrowing levels in fiscal 2002 were primarily from the September 2001 acquisition of Struers and Logitech and the July 2002 acquisition of Zetec.

A euro debt foreign exchange loss of $4.1 million arose from euro-denominated debt that was carried in the U.S. and the strengthening of the euro against the U.S. dollar during the third quarter of fiscal 2002. This debt matured near July 31, 2002 and was replaced with U.S. dollar denominated debt.

Income taxes were 31% of pretax earnings in fiscal 2002 compared to 35% in fiscal 2001. Two of the key factors related to the reduced rate were the change in accounting for goodwill amortization and our expected utilization of all available foreign income tax credits associated with European tax structures.

During fiscal 2002, we completed a transition review for goodwill impairment under SFAS 142 as of November 1, 2001. This review initially compared the fair value of each previously acquired reporting unit to its carrying value. If an impairment was indicated, the amount was then determined by comparing the implied fair value of goodwill to its carrying amount. This impairment was reported as a change in accounting principle, was a non-cash charge and was related to the Redlake, Petrotech and Dynamco units.

At October 31, 2002, the functional currencies of our European subsidiaries were stronger against the U.S. dollar compared to currency exchange rates at October 31, 2001. This strengthening resulted in a gain of $13.7 million in the foreign exchange component of comprehensive earnings for fiscal 2002. Approximately $11 million of this adjustment related to goodwill and is not expected to directly affect our expected future cash flows. Fiscal 2002's operating results also benefited slightly from the stronger non-U.S. currencies. The benefits were less than 2% of operating earnings. Foreign exchange differences related to our other non-U.S. subsidiaries were immaterial to fiscal 2002's financial information.

The following table summarizes our net sales order information for the years ended October 31 (dollar amounts in thousands).

	2002		2001		Pro forma
	Pro forma	Actual	Pro forma	Actual	change
Analytical Instrumentation	**$ 314,237**	$ 314,237	$ 339,935	$ 260,927	-8 %
Fluid Handling	**103,858**	103,858	121,231	121,231	-14
Industrial Controls	**196,933**	196,933	207,292	200,681	-5
Total	**$ 615,028**	$ 615,028	$ 668,458	$ 582,839	-8 %

Our fluid handling segment was more exposed to poor semiconductor conditions than the other two segments. Semiconductor-related sales orders were down significantly in fiscal 2002 compared to fiscal 2001. Excluding this business, fluid handling's net sales orders decreased 10% in fiscal 2002 compared to fiscal 2001.

The decrease in analytical instrumentation net sales orders was attributed to weak semiconductor , electronics and automotive markets that more than offset the increase in fluid properties testing. Aside from the semiconductor decline, the fluid handling segment decline in net sales orders also reflected the weak oil and gas exploration and power generation markets. A one-time supplemental order of $20 million from Gazprom in fiscal 2001 caused unfavorable comparisons in the industrial controls segment.

The following table summarizes sales order backlog information at October 31 (dollar amounts in thousands).

	2002		2001		Pro forma
	Pro forma	Actual	Pro forma	Actual	change
Analytical Instrumentation	**$ 57,865**	$ 57,865	$ 64,126	$ 62,609	-10 %
Fluid Handling	**19,799**	19,799	21,678	21,678	-9
Industrial Controls	**35,427**	35,427	35,945	31,217	-1
Total	**$ 113,091**	$ 113,091	$ 121,749	$ 115,504	-7 %

A significant impact on the decreased sales order backlog at October 31, 2002 compared to October 31, 2001 was the $11.5 million residual one-time supplemental Gazprom order which is included in the prior year backlog for industrial controls. Excluding this order, backlog is up 2%. Declines in analytical instrumentation and fluid handling were attributable to weak electronics and oil exploration markets, respectively.

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

Net sales for fiscal 2001 were $586.5 million, a 16% increase compared to fiscal 2000. Excluding sales to Gazprom, net sales increased 14% in fiscal 2001 compared to fiscal 2000. Fiscal 2001 pro forma net sales increased 5% compared to pro forma net sales during fiscal 2000.

In our analytical instrumentation segment, actual net sales increased 18% in fiscal 2001 and pro forma net sales increased 5%. The increase in actual net sales resulted mostly from the contribution of companies acquired during fiscal 2001 and 2000. The increase in pro forma net sales resulted mostly from strong digital imaging demand from research markets. Weakness in the automobile industry adversely affected sales of our high-speed digital camera products and our industrial leak test products.

In our fluid handling segment, actual net sales increased 3% in fiscal 2001 and pro forma net sales decreased 7%. Actual net sales increased primarily as the result of companies acquired during fiscal 2001 and 2000. Pro forma net sales decreased primarily as the result of depressed business conditions in the semiconductor industry. This segment's pro forma net sales to this industry decreased 33% in fiscal 2001 compared to fiscal 2000. Net sales in fiscal 2001 for this segment's businesses not serving the semiconductor industry increased 2% compared to pro forma net sales in fiscal 2000.

In our industrial controls segment, actual net sales increased 24% and pro forma net sales increased 13%. Actual net sales increased primarily as a result of companies acquired since the beginning of fiscal 2000, increased shipments to Gazprom and higher revenues from customers in energy markets. These increases were partially offset by lower revenues at Petrotech that resulted from restructuring activities that occurred during fiscal 2001. Pro forma net sales increased primarily as a result of additional sales to Gazprom. Sales to Gazprom were $49.3 million during fiscal 2001, or an increase of 45% compared to fiscal 2000.

Our overall gross profit percentage increased to 52.7% in fiscal 2001 compared to 51.4% in fiscal 2000. Several factors were the largest contributors to the change. The largest factor was the growth in our Analytical Instrumentation segment, the highest gross margin segment. Other large factors contributing to increased margins were improved leverage on the additional sales to Gazprom and the benefits from exiting certain low margin businesses at Petrotech during 2001. Increased sales from our lower margin refrigeration valves business that was acquired in September 2000 adversely affected margins.

Analytical instrumentation's gross margin increased to 55.9% in fiscal 2001 compared to 54.4% in fiscal 2000. Most of this improvement resulted from favorable leverage related to increased digital imaging sales and the incremental sales at Struers and Logitech that were at relatively high margins. Fluid handling's gross margin decreased to 48.4% in fiscal 2001 compared to 48.5% in fiscal 2000. This decrease was caused mostly by lower sales of its high margin semiconductor-related products. Industrial controls' gross margin increased to 51.1% in fiscal 2001 compared to 49.3% in fiscal 2000. This increase was caused primarily by the favorable effects of increased sales to Gazprom and lower sales from exited businesses, and was partially offset by increased sales of lower-margin refrigeration valve products.

SG&A expenses as a percentage of net sales in fiscal 2001 and fiscal 2000 are presented in the following table.

	2001		2000	
	Total	Adjusted*	Total	Adjusted*
Analytical Instrumentation	**39.5** %	36.2 %	38.0 %	34.5 %
Fluid Handling	**26.8**	24.5	24.1	22.3
Industrial Controls	**31.9**	28.5	31.4	29.8
Corporate	**1.7**	1.7	1.3	1.3
Total	**35.9** %	32.8 %	33.9 %	31.3 %

* Excludes goodwill amortization for fiscal 2001 and 2000 and restructuring charges included in fiscal 2001.

The increase in SG&A costs as a percentage of net sales in fiscal 2001 compared to fiscal 2000 for the fluid handling segment was caused by the adverse leverage that resulted from the quick and deep cyclical decline in the segment's semiconductor-related business. Other changes in the relationships between SG&A costs and net sales were not considered significant.

Interest expense was $15.9 million in fiscal 2001 compared to $13.5 million in fiscal 2000. Interest expense was higher in fiscal 2001 mostly due to the borrowings associated with the acquisitions that occurred since the beginning of fiscal 2000. All of these acquisitions, representing total costs of over $330 million during these two fiscal years, were paid for with cash provided by our then-existing credit facilities. Short-term interest rates started to decline dramatically early in calendar 2001. The effective interest rate was approximately 6.5% during fiscal 2001 compared to approximately 6.9% during fiscal 2000.

The provision for income taxes was 35.4% of pretax earnings in fiscal 2001 compared to 35.1% in fiscal 2000. This change was not considered significant.

The other components of comprehensive earnings in fiscal 2001 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros, British pounds, Danish krone or Japanese yen. During fiscal 2001, the U.S. dollar weakened against the euro, was relatively stable against the pound and strengthened against the yen and krone (after the acquisition of Danish assets in September 2001). During fiscal 2001, our consolidated net assets increased $1.2 million due to foreign currency translation adjustments.

The following table summarizes net sales order information for the years ended October 31 (dollar amounts in thousands).

	2001		2000		Pro forma
	Pro forma	Actual	Pro forma	Actual	change
Analytical Instrumentation	**$ 260,927**	**$ 260,927**	$ 273,105	$ 239,903	-4 %
Fluid Handling	**121,231**	**121,231**	142,858	128,925	-15
Industrial Controls	**195,073**	**200,681**	170,267	160,136	+15
Total	**$ 577,231**	**$ 582,839**	$ 586,230	$ 528,964	-2 %

The decrease in analytical instrumentation's pro forma net sales orders in fiscal 2001 compared to fiscal 2000 was broad-based. Net sales orders for each major product group declined from 2% - 9%. This segment's businesses were adversely affected by poor market conditions in the automotive and semiconductor industries. The decrease in pro forma net sales orders for the fluid handling segment was caused largely by a decline in semiconductor-related orders. The increase in pro forma net sales orders for the industrial controls segment was caused primarily by additional orders from Gazprom.

The following table summarizes our sales order backlog information at October 31 (dollar amounts in thousands).

	2001		2000		Pro forma
	Pro forma	Actual	Pro forma	Actual	Change
Analytical Instrumentation	**$ 62,609**	**$ 62,609**	$ 68,092	$ 54,550	-8 %
Fluid Handling	**21,678**	**21,678**	26,073	26,073	-17
Industrial Controls	**31,217**	**31,217**	25,166	29,246	+24
Total	**$ 115,504**	**$ 115,504**	$ 119,331	$ 109,869	-3 %

Changes in sales order backlog were consistent with changes in net sales orders.

Financial Condition, Liquidity and Capital Resources

Net cash provided by operating activities was $87.0 million in fiscal 2002, $102.4 million in fiscal 2001 and $67.6 million during fiscal 2000. Most of this decrease in fiscal 2002 compared to fiscal 2001 was attributed to the one-time supplemental order for Gazprom, partially offset by improved cash generation from assets. Cash flows from investing activities during each of fiscal 2002, 2001, and 2000 were mostly business acquisition costs. Cash flows from financing activities during each of these years were mostly the borrowing activities associated with the business acquisitions and the debt reductions from our other net positive cash flows. Financing activities in fiscal 2000 also included refinancing our then-existing $200 million credit agreement with our current $275 million credit facility and the issuance of $125 million of senior notes.

Total current assets, excluding cash, exceeded total current liabilities, excluding debt, by $125.5 million at October 31, 2002 compared to $115.6 million at October 31, 2001. We acquired approximately $10 million of net current assets through business acquisitions during fiscal 2002. We also financed a $20 million one-time supplemental order for Gazprom. Working capital was otherwise reduced by approximately $20 million during fiscal 2002 due to improved management of our accounts receivable, inventories and payables. Total debt was $332.1 million at October 31, 2002 (47% of total capital) compared to $326.8 million at October 31, 2001 (50% of total capital). Our increased debt at October 31, 2002 compared to that a year ago was due to the borrowings incurred to fund fiscal 2002 business acquisitions in excess of cash generated by existing operations.

Our principal $275 million credit facility with a group of banks provides most of our daily external financing requirements, consisting of revolving loans, swing line loans and letters of credit. At October 31, 2002, utilization of this facility included $144.7 million of U.S. denominated borrowings, the equivalent of $41.7 million of non-U.S. denominated borrowings and $3.3 million of outstanding letters of credit. Total unused availability under this facility was $85.3 million at October 31, 2002. We expect that our available additional borrowing capacity combined with the cash flows expected to be generated from existing business will be sufficient to fund normal operating requirements and finance some additional acquisitions. This facility matures May 2005. We also have several smaller facilities that allow for borrowings or the issuance of letters of credit in various foreign locations to support our non-U.S. businesses. In total, these smaller facilities do not represent a significant source of credit for us.

Our outstanding indebtedness at October 31, 2002 also included $125 million of term notes maturing in May 2007 and May 2010 and do not require sinking fund payments. We may prepay the notes by paying the holders thereof the discounted present value of all remaining scheduled payments using a discount rate equal to the sum of 50 basis points plus the yield of the U.S. Treasury Notes corresponding to the then remaining average life of the notes being prepaid.

Capital expenditures of $7.8 million, $7.5 million and $15.2 million were incurred during fiscal 2002, 2001 and 2000, respectively. We expect capital expenditures in fiscal 2003 to be comparable as a percentage of sales to the past two years.

In November 2002, Roper's Board of Directors increased the quarterly cash dividend paid on our outstanding common stock to $0.0875 per share from $0.0825 per share, an increase of 6%. This represents the tenth consecutive year in which the quarterly dividend has been increased since result of additional sales to Gazprom. Sales to Gazprom were $49.3 million during fiscal 2001, or an increase of 45% compared to fiscal 2000.

Our overall gross profit percentage increased to 52.7% in fiscal 2001 compared to 51.4% in fiscal 2000. Several factors were the largest contributors to the change. The largest factor was the growth in our Analytical Instrumentation segment, the highest gross margin segment. Other large factors contributing to increased margins were improved leverage on the additional sales to Gazprom and the benefits from exiting certain low margin businesses at Petrotech during 2001. Increased sales from our lower margin refrigeration valves business that was acquired in September 2000 adversely affected margins.

Analytical instrumentation's gross margin increased to 55.9% in fiscal 2001 compared to 54.4% in fiscal 2000. Most of this improvement resulted from favorable leverage related to increased digital imaging sales and the incremental sales at Struers and Logitech that were at relatively high margins. Fluid handling's gross margin decreased to 48.4% in fiscal 2001 compared to 48.5% in fiscal 2000. This decrease was caused mostly by lower sales of its high margin semiconductor-related products. Industrial controls' gross margin increased to 51.1% in fiscal 2001 compared to 49.3% in fiscal 2000. This increase was caused primarily by the favorable effects of increased sales to Gazprom and lower sales from exited businesses, and was partially offset by increased sales of lower-margin refrigeration valve products.

SG&A expenses as a percentage of net sales in fiscal 2001 and fiscal 2000 are presented in the following table.

	2001		2000	
	Total	Adjusted*	Total	Adjusted*
Analytical Instrumentation	**39.5** %	36.2 %	38.0 %	34.5 %
Fluid Handling	**26.8**	24.5	24.1	22.3
Industrial Controls	**31.9**	28.5	31.4	29.8
Corporate	**1.7**	1.7	1.3	1.3
Total	**35.9** %	32.8 %	33.9 %	31.3 %

* Excludes goodwill amortization for fiscal 2001 and 2000 and restructuring charges included in fiscal 2001.

The increase in SG&A costs as a percentage of net sales in fiscal 2001 compared to fiscal 2000 for the fluid handling segment was caused by the adverse leverage that resulted from the quick and deep cyclical decline in the segment's semiconductor-related business. Other changes in the relationships between SG&A costs and net sales were not considered significant.

Interest expense was $15.9 million in fiscal 2001 compared to $13.5 million in fiscal 2000. Interest expense was higher in fiscal 2001 mostly due to the borrowings associated with the acquisitions that occurred since the beginning of fiscal 2000. All of these acquisitions, representing total costs of over $330 million during these two fiscal years, were paid for with cash provided by our then-existing credit facilities. Short-term interest rates started to decline dramatically early in calendar 2001. The effective interest rate was approximately 6.5% during fiscal 2001 compared to approximately 6.9% during fiscal 2000.

The provision for income taxes was 35.4% of pretax earnings in fiscal 2001 compared to 35.1% in fiscal 2000. This change was not considered significant.

The other components of comprehensive earnings in fiscal 2001 were currency translation adjustments resulting from net assets denominated in currencies other than the U.S. dollar. These net assets were primarily denominated in euros, British pounds, Danish krone or Japanese yen. During fiscal 2001, the U.S. dollar weakened against the euro, was relatively stable against the pound and strengthened against the yen and krone (after the acquisition of Danish assets in September 2001). During fiscal 2001, our consolidated net assets increased $1.2 million due to foreign currency translation adjustments.

The following table summarizes net sales order information for the years ended October 31 (dollar amounts in thousands).

	2001		2000		Pro forma
	Pro forma	Actual	Pro forma	Actual	change
Analytical Instrumentation	**$ 260,927**	**$ 260,927**	$ 273,105	$ 239,903	-4 %
Fluid Handling	**121,231**	**121,231**	142,858	128,925	-15
Industrial Controls	**195,073**	**200,681**	170,267	160,136	+15
Total	**$ 577,231**	**$ 582,839**	$ 586,230	$ 528,964	-2 %

The decrease in analytical instrumentation's pro forma net sales orders in fiscal 2001 compared to fiscal 2000 was broad-based. Net sales orders for each major product group declined from 2% - 9%. This segment's businesses were adversely affected by poor market conditions in the automotive and semiconductor industries. The decrease in pro forma net sales orders for the fluid handling segment was caused largely by a decline in semiconductor-related orders. The increase in pro forma net sales orders for the industrial controls segment was caused primarily by additional orders from Gazprom.

The following table summarizes our sales order backlog information at October 31 (dollar amounts in thousands).

	2001		2000		Pro forma
	Pro forma	Actual	Pro forma	Actual	Change
Analytical Instrumentation	**$ 62,609**	**$ 62,609**	$ 68,092	$ 54,550	-8 %
Fluid Handling	**21,678**	**21,678**	26,073	26,073	-17
Industrial Controls	**31,217**	**31,217**	25,166	29,246	+24
Total	**$ 115,504**	**$ 115,504**	$ 119,331	$ 109,869	-3 %

Changes in sales order backlog were consistent with changes in net sales orders.

Financial Condition, Liquidity and Capital Resources

Net cash provided by operating activities was $87.0 million in fiscal 2002, $102.4 million in fiscal 2001 and $67.6 million during fiscal 2000. Most of this decrease in fiscal 2002 compared to fiscal 2001 was attributed to the one-time supplemental order for Gazprom, partially offset by improved cash generation from assets. Cash flows from investing activities during each of fiscal 2002, 2001, and 2000 were mostly business acquisition costs. Cash flows from financing activities during each of these years were mostly the borrowing activities associated with the business acquisitions and the debt reductions from our other net positive cash flows. Financing activities in fiscal 2000 also included refinancing our then-existing $200 million credit agreement with our current $275 million credit facility and the issuance of $125 million of senior notes.

Total current assets, excluding cash, exceeded total current liabilities, excluding debt, by $125.5 million at October 31, 2002 compared to $115.6 million at October 31, 2001. We acquired approximately $10 million of net current assets through business acquisitions during fiscal 2002. We also financed a $20 million one-time supplemental order for Gazprom. Working capital was otherwise reduced by approximately $20 million during fiscal 2002 due to improved management of our accounts receivable, inventories and payables. Total debt was $332.1 million at October 31, 2002 (47% of total capital) compared to $326.8 million at October 31, 2001 (50% of total capital). Our increased debt at October 31, 2002 compared to that a year ago was due to the borrowings incurred to fund fiscal 2002 business acquisitions in excess of cash generated by existing operations.

Our principal $275 million credit facility with a group of banks provides most of our daily external financing requirements, consisting of revolving loans, swing line loans and letters of credit. At October 31, 2002, utilization of this facility included $144.7 million of U.S. denominated borrowings, the equivalent of $41.7 million of non-U.S. denominated borrowings and $3.3 million of outstanding letters of credit. Total unused availability under this facility was $85.3 million at October 31, 2002. We expect that our available additional borrowing capacity combined with the cash flows expected to be generated from existing business will be sufficient to fund normal operating requirements and finance some additional acquisitions. This facility matures May 2005. We also have several smaller facilities that allow for borrowings or the issuance of letters of credit in various foreign locations to support our non-U.S. businesses. In total, these smaller facilities do not represent a significant source of credit for us.

Our outstanding indebtedness at October 31, 2002 also included $125 million of term notes maturing in May 2007 and May 2010 and do not require sinking fund payments. We may prepay the notes by paying the holders thereof the discounted present value of all remaining scheduled payments using a discount rate equal to the sum of 50 basis points plus the yield of the U.S. Treasury Notes corresponding to the then remaining average life of the notes being prepaid.

Capital expenditures of $7.8 million, $7.5 million and $15.2 million were incurred during fiscal 2002, 2001 and 2000, respectively. We expect capital expenditures in fiscal 2003 to be comparable as a percentage of sales to the past two years.

In November 2002, Roper's Board of Directors increased the quarterly cash dividend paid on our outstanding common stock to $0.0875 per share from $0.0825 per share, an increase of 6%. This represents the tenth consecutive year in which the quarterly dividend has been increased since

Roper's 1992 initial public offering. Our board of directors has declared a dividend payable on January 31, 2003. Payment of any additional dividends requires further action by the board of directors.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

The following table quantifies our contractual cash obligations and commercial commitments at October 31, 2002 (dollars in thousands).

		Payments Due in Fiscal					
Contractual Cash Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$332,105	$20,515	$ 135	$186,455	$ 0	$40,000	$85,000
Operating Leases	38,900	8,900	6,800	4,900	3,600	2,800	11,900
Total	$371,005	$29,415	6,935	191,355	3,600	42,800	96,900

		Amounts Expiring in Fiscal					
Other Commercial Commitments	Total Amount Committed	2003	2004	2005	2006	2007	Thereafter
Standby letters of credit	$3,336	$3,336	--	--	--	--	--

At October 31, 2002 and 2001, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We believe that internally generated cash flows and the remaining availability under our various credit facilities will be adequate to finance normal operating requirements and further acquisition activities. Although we maintain an active acquisition program, any further acquisitions will be dependent on numerous factors and it is not feasible to reasonably estimate if or when any such acquisitions will occur and what the impact will be on our activities, financial condition and results of operations. We may also explore alternatives to attract additional capital resources.

We anticipate that our recently acquired companies as well as our other companies will generate positive cash flows from operating activities, and that these cash flows will permit the reduction of currently outstanding debt at a pace consistent with that which has historically been experienced. However, the rate at which we can reduce our debt during fiscal 2003 (and reduce the associated interest expense) will be affected by, among other things, the financing and operating requirements of any new acquisitions and the financial performance of our existing companies; and none of these factors can be predicted with certainty.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued SFAS 143 – "Accounting for Asset Retirement Obligations" that Roper is required to adopt by November 1, 2002. Roper does not currently have, nor is it expected to have, any material asset retirement obligations subject to this new standard.

The FASB issued SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets" that Roper is required to adopt by November 1, 2002. This new standard does not apply to goodwill. Roper does not expect the adoption of this standard to result in an impairment charge.

The FASB issued SFAS 145 that rescinded, amended or made technical corrections to several previously issued statements. None of these changes are expected to significantly affect Roper's accounting or financial reporting practices.

The FASB issued SFAS 146 – "Accounting for Costs Associated with Exit or Disposal Activities" that Roper is required to adopt for applicable transactions after December 31, 2002. This standard modifies the timing of when certain costs are reported.

Outlook

We currently expect sales and net income for fiscal 2003 to be higher than for fiscal 2002. Fiscal 2003 is expected to benefit from the full-year contributions from the businesses acquired during fiscal 2002, especially Zetec, from additional efforts to make our companies more efficient, and from reduced interest expense resulting from paying down our debt. The conditions in the semiconductor industry are currently poor and we do not expect any meaningful recovery in this industry during fiscal 2003. The overall economic conditions of the U.S.A. and Europe are sluggish and both the Federal Reserve Board and the European Central Bank recently lowered discount rates yet again in an effort to stimulate the respective economies. There continue to be terrorist threats against the U.S. and its allies and also the possibility of military action against Iraq. A significant terrorist attack or military action against Iraq could cause changes in world economies that would adversely affect us. It is impossible to isolate each of these factor's effects on current economic conditions. It is also impossible to predict with any reasonable degree of certainty what or when any additional events may occur that also will similarly disrupt the economy.

We expect to continue an active acquisition program. However, completion of future acquisitions and their impact on ours results or financial condition cannot be accurately predicted.

Information About Forward Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the SEC or in connection with oral statements made to the press, potential investors or others. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, "believes," "expects," "anticipates," "plans," "estimates" or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, strategies, contingencies, financing plans, working capital needs, sources of liquidity, capital expenditures and contemplated acquisitions.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, parts and components costs, the timing and cost of planned capital expenditures, the estimated cost of environmental compliance, expected outcomes of pending litigation, competitive conditions and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

- reductions in our business with Gazprom;
- unfavorable changes in foreign exchange rates;

- difficulties associated with exports;
- risks associated with our international operations;
- difficulty making acquisitions and successfully integrating acquired businesses;
- increased product liability and insurance costs'
- increased warranty exposure;
- the fact that our former independent auditors, Arthur Andersen LLP has ceased operations as described in the Notice filed as Exhibit 23.2 to this Annual Report;
- future competition;
- changes in the supply of, or price for, parts and components;
- environmental compliance costs and liabilities;
- risks and costs associated with asbestos-related litigation;
- potential write-offs of our substantial intangible assets; and
- the factors discussed in Exhibit 99.1 to this Annual Report under the heading "Risk Factors."

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risks on its outstanding borrowings. We are exposed to foreign currency exchange risks on our transactions denominated in currencies other than the U.S. dollar. We are also exposed to equity market risks pertaining to the traded price of our common stock.

At October 31, 2002, we had a combination of fixed-rate borrowings (primarily $125 million of term notes) and relatively variable-rate borrowings (primarily borrowings under the $275 million credit facility). Although each borrowing under the $275 million credit facility has a fixed rate, the terms of these individual borrowings are generally only 1-3 months.

At October 31, 2002, prevailing market interest rates were lower than the fixed rates on the term notes by 2-3 percentage points. This resulted in the estimated fair values of the term notes using a discounted cash flows model being greater than the face amounts of the notes by an estimated $15.6 million and it represented an unrecorded decrease in our net assets at October 31, 2002. There was a comparable unrecorded decrease in our net assets of $11.7 million at October 31, 2001. If interest rates had been 1% higher at October 31, 2002, the difference between the fair values of the term notes and their face values would have been approximately $7.1 million smaller. These interest rate differences do not directly affect our reported earnings or cash flows.

At October 31, 2002, Roper's outstanding variable-rate borrowings under the $275 million credit facility were $186.4 million. An increase in interest rates of 1% would increase our annualized interest costs by $1.9 million.

Several Roper companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions or balances are denominated in euros, British pounds, Danish krone or Japanese yen.

Sales by companies whose functional currency was not the U.S. dollar were 28% of our total sales and 80% of these sales were by companies with a European functional currency. The U.S. dollar weakened against these European currencies during fiscal 2002 and was relatively stable compared to other currencies. The difference between fiscal 2002's operating results for these companies translated into U.S. dollars at average currency exchange rates experienced during fiscal 2002 and these operating results translated into U.S. dollars at average currency exchange rates experienced during fiscal 2001 was not material. If these currency exchange rates had been 10% different throughout fiscal 2002 compared to currency exchange rates actually experienced, the impact on our expected net earnings would have been approximately $2 million.

The changes of these currency exchange rates relative to the U.S. dollar during fiscal 2002 compared to currency exchange rates at October 31, 2001 resulted in an increase in net assets of $13.7 million that was reported as a component of comprehensive earnings, $10.9 million of which was attributed to goodwill. Goodwill changes from currency exchange rate changes do not directly affect our reported earnings or cash flows.

The trading price of Roper's common stock influences the valuation of stock option grants and the effects these grants have on pro forma earnings disclosed in our financial statements. The stock prices also influence the computation of the dilutive effect of outstanding stock options to determine diluted earnings per share. The stock price also affects our employees' perceptions of various programs that involve our common stock. We believe the quantification of the effects of these changing prices on our future earnings and cash flows is not readily determinable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this item begin at page F-1 hereof.

THIS PAGE INTENTIONALLY LEFT BLANK

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Roper Industries, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows present fairly, in all material respects, the financial position of Roper Industries, Inc. and its subsidiaries at October 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Roper Industries, Inc. as of October 31, 2000, and for the year then ended, prior to the revision described in Note 5, were audited by other independent public accountants who have ceased operations. Those independent public accountants expressed an unqualified opinion on those financial statements in their report dated December 6, 2000.

As discussed in Note 1 to the consolidated financial statements, on November 1, 2001, Roper Industries, Inc. adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

As discussed above, the financial statements of Roper Industries, Inc. as of October 31, 2000, and for the year then ended, prior to the revision described in Note 5, were audited by other independent public accountants who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by Roper Industries, Inc. as of November 1, 2001. We audited the transitional disclosures described in Note 5. In our opinion, the transitional disclosures for 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of Roper Industries, Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
December 11, 2002

NOTE: THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT PUBLIC ACCOUNTANTS. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE FILING OF ROPER'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Roper Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Roper Industries, Inc. (a Delaware corporation) and subsidiaries as of October 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows for the years then ended. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roper Industries, Inc. and subsidiaries as of October 31, 2000 and 1999, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in Item 14 (II) of this Annual Report on Form 10-K is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
December 6, 2000

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
October 31, 2002 and 2001
(in thousands, except per share data)

	2002	2001
Assets		
Cash and cash equivalents	$ 12,362	$ 16,190
Accounts receivable, net	140,897	121,271
Inventories	88,991	90,347
Other current assets	5,372	4,884
Total current assets	247,622	232,692
Property, plant and equipment, net	51,339	51,887
Goodwill, net	460,188	421,916
Other intangible assets, net	37,032	28,781
Other noncurrent assets	32,792	26,846
Total assets	$ 828,973	$ 762,122
Liabilities and Stockholders' Equity		
Accounts payable	$ 35,963	$ 34,233
Accrued liabilities	66,141	61,020
Income taxes payable	7,618	5,617
Current portion of long-term debt	20,515	3,010
Total current liabilities	130,237	103,880
Long-term debt	311,590	323,830
Other noncurrent liabilities	11,134	10,906
Total liabilities	452,961	438,616
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1,000 shares authorized; none outstanding	-	-
Common stock, $0.01 par value per share; 80,000 shares authorized; 32,593 shares issued and 31,363 outstanding at October 31, 2002 and 32,131 shares issued and 30,879 outstanding at October 31, 2001	326	321
Additional paid-in capital	89,153	80,510
Retained earnings	304,995	275,259
Accumulated other comprehensive earnings	5,940	(7,757)
Treasury stock, 1,230 shares October 31, 2002 and 1,252 shares at October 31, 2001	(24,402)	(24,827)
Total stockholders' equity	376,012	323,506
Total liabilities and stockholders' equity	$ 828,973	$ 762,122

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended October 31, 2002, 2001 and 2000
(Dollar and share amounts in thousands, except per share data)

	2002	2001	2000
Net sales	$ 627,030	$ 586,506	$ 503,813
Cost of sales	290,711	277,536	244,989
Gross profit	336,319	308,970	258,824
Selling, general and administrative expenses	221,490	210,542	170,628
Income from operations	114,829	98,428	88,196
Interest expense	18,506	15,917	13,483
Euro debt currency exchange loss	4,093	-	-
Other income	3,456	3,928	1,218
Earnings before income taxes and change in accounting principle	95,686	86,439	75,931
Income taxes	29,663	30,600	26,653
Earnings before change in accounting principle	66,023	55,839	49,278
Goodwill impairment, net of taxes of $11,130	(25,970)	-	-
Net earnings	$ 40,053	$ 55,839	$ 49,278
Earnings per share:			
Basic:			
Earnings before change in accounting principle	$ 2.12	$ 1.82	$ 1.62
Goodwill adjustment effective November 1, 2001	(0.84)	-	-
Net earnings	$ 1.28	$ 1.82	$ 1.62
Diluted:			
Earnings before change in accounting principle	$ 2.08	$ 1.77	$ 1.58
Goodwill adjustment effective November 1, 2001	(0.82)	-	-
Net earnings	$ 1.26	$ 1.77	$ 1.58
Weighted average common shares outstanding:			
Basic	31,210	30,758	30,457
Diluted	31,815	31,493	31,182

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

Years ended October 31, 2002, 2001 and 2000
(in thousands, except per share data)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive earnings	Treasury stock	Total stockholders' equity	Comprehensive earnings
	Shares	Amount						
Balances at October 31, 1999	30,282	$ 316	$ 71,084	$ 187,911	$ (2,172)	$ (25,171)	$ 231,968	
Net earnings	-	-	-	49,278	-	-	49,278	$ 49,278
Exercise of stock options, net	308	3	3,949	-	-	-	3,952	-
Currency translation adjustments	-	-	-	-	(6,741)	-	(6,741)	(6,741)
Cash dividends ($0.28 per share)	-	-	-	(8,537)	-	-	(8,537)	-
Treasury stock sold	9	-	84	-	-	187	271	-
Balances at October 31, 2000	30,599	319	75,117	228,652	(8,913)	(24,984)	270,191	$ 42,537
Net earnings	-	-	-	55,839	-	-	55,839	$ 55,839
Exercise of stock options, net	272	2	5,293	-	-	-	5,295	-
Currency translation adjustments	-	-	-	-	1,156	-	1,156	1,156
Cash dividends ($0.30 per share)	-	-	-	(9,232)	-	-	(9,232)	-
Treasury stock sold	8	-	100	-	-	157	257	-
Balances at October 31, 2001	30,879	321	80,510	275,259	(7,757)	(24,827)	323,506	$ 56,995
Net earnings	-	-	-	40,053	-	-	40,053	$ 40,053
Stock option transactions	462	5	8,096	-	-	-	8,101	-
Incentive bonus plan transactions	11	-	325	-	-	210	535	-
Currency translation adjustments	-	-	-	-	13,697	-	13,697	13,697
Cash dividends ($0.33 per share)	-	-	-	(10,317)	-	-	(10,317)	-
Treasury stock sold	11	-	222	-	-	215	437	-
Balances at October 31, 2002	31,363	$ 326	$ 89,153	$ 304,995	$ 5,940	$ (24,402)	$ 376,012	$ 53,750

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 40,053	$ 55,839	$ 49,278
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization of property, plant and equipment	11,721	9,993	8,623
Amortization of intangible assets	3,455	17,462	13,675
Goodwill transitional impairment, net of tax	25,970	-	-
Changes in operating assets and liabilities, net of acquired businesses:			
Accounts receivable	7,653	10,412	(13,863)
Inventories	10,723	7,418	(4,357)
Accounts payable and accrued liabilities	(5,432)	5,790	14,001
Income taxes payable	6,723	1,725	786
Note receivable – supplier financing	(11,710)	(8,451)	-
Other, net	(2,187)	2,254	(504)
Net cash provided by operating activities	86,969	102,442	67,639
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(82,813)	(170,180)	(161,546)
Capital expenditures	(7,780)	(7,455)	(15,150)
Other, net	(1,871)	906	(1,531)
Net cash used in investing activities	(92,464)	(176,729)	(178,227)
Cash flows from financing activities:			
Proceeds from notes payable and long-term debt	76,621	146,125	321,941
Principal payments on notes payable and long-term debt	(74,363)	(62,815)	(208,012)
Cash dividends to stockholders	(10,317)	(9,232)	(8,537)
Treasury stock sales	972	257	271
Proceeds from stock option exercises, net	7,867	4,531	3,952
Net cash provided by financing activities	780	78,866	109,615
Effect of exchange rate changes on cash	887	239	(1,145)
Net increase (decrease) in cash and cash equivalents	(3,828)	4,818	(2,118)
Cash and cash equivalents, beginning of year	16,190	11,372	13,490
Cash and cash equivalents, end of year	$ 12,362	$ 16,190	$ 11,372
Supplemental disclosures:			
Cash paid for:			
Interest	$ 18,695	$ 16,102	$ 9,018
Income taxes, net of refunds received	$ 22,940	$ 28,875	$ 25,867
Noncash investing activities:			
Net assets of businesses acquired:			
Fair value of assets, including goodwill	$ 92,660	$ 184,158	$ 177,230
Liabilities assumed	(9,847)	(13,978)	(15,684)
Cash paid, net of cash acquired	$ 82,813	$ 170,180	$ 161,546

See accompanying notes to consolidated financial statements.

(1) Summary of Accounting Policies

Basis of Presentation – These financial statements present consolidated information for Roper Industries, Inc. and its subsidiaries ("Roper" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Reclassifications – Certain reclassifications of prior year information were made to conform with the current presentation.

Nature of the Business – Roper designs, manufactures and distributes specialty analytical instrumentation, fluid handling and industrial controls products worldwide, serving selected segments of a broad range of industrial markets.

Accounts Receivable - Accounts receivable were stated net of an allowance for doubtful accounts of $3,762,000 and $4,344,000 at October 31, 2002 and 2001, respectively. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time that management believes reasonable doubt exists that such balances will be collected within a reasonable period of time.

Cash and Cash Equivalents - Roper considers highly liquid financial instruments with remaining maturities at acquisition of three months or less to be cash equivalents. At October 31, 2002 and 2001, Roper had no cash equivalents.

Earnings per Share – Basic earnings per share were calculated using net earnings and the weighted average number of shares of common stock outstanding during the respective year. Diluted earnings per share were calculated using net earnings and the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the respective year. Common stock equivalents consisted of stock options, and the effects of common stock equivalents were determined using the treasury stock method.

As of and for the years ended October 31, 2002, 2001 and 2000, there were 345,000, 107,000 and 9,000 outstanding stock options that were not included in the determination of diluted earnings per share because doing so would have been antidilutive.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Roper's long-term debt at October 31, 2002 included $125 million of fixed-rate term notes. Roper has determined that current comparable interest rates at October 31, 2002 were lower than the stated rates of the term notes by approximately 2-3 percentage points. A discounted cash flow analysis of anticipated cash flows using October 31, 2002 interest rates indicated that the fair values of the term notes were greater than the face amounts of the term notes by $15.6 million. This liability is not reflected in Roper's basic financial statements. At October 31, 2001, Roper had a similar unrecorded liability of $11.7 million. The change compared to October 31, 2001 was caused primarily from lower interest rates at October 31, 2002 compared to October 31, 2001.

Most of Roper's other borrowings at October 31, 2002 were at various interest rates that adjust relatively frequently under its $275 million credit facility. The fair value for each of these borrowings at October 31, 2002 was estimated to be the face value of these borrowings.

In May 2000, Roper entered into a 3-year interest rate swap agreement for a notional amount of $25 million. Under this agreement, Roper received a fixed interest rate of 7.68% and paid a variable rate of 3-month

LIBOR plus a margin. In November 2000, Roper entered into another agreement that effectively terminated this swap agreement for an insignificant gain.

In February 1998 and April 1998, Roper entered into five-year interest rate swap agreements for notional amounts of $50 million and $25 million, respectively. In both agreements, Roper paid a fixed interest rate, and the other party paid a variable interest rate. In May 2000, Roper effectively terminated these agreements and received $1.8 million. This gain is being amortized over the original term of the agreements.

The fair values for all of Roper's other financial instruments at October 31, 2002 approximated their carrying values.

Foreign Currency Translation - Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period in which those entities were included in Roper's financial results. Translation adjustments are reflected as a component of other comprehensive earnings.

Impairment of Long-Lived Assets – The company determines whether there has been an impairment of long-lived assets, excluding goodwill and identifiable intangible assets that are determined to have indefinite useful economic lives, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value is required. Future adverse changes in market conditions or poor operating results of underlying long-lived assets could result in losses or an inability to recover the carrying value of the long-lived assets that my not be reflected in the assets' current carrying value, thereby possibly requiring an impairment charge in the future.

Income Taxes – Roper is a U.S.-based multinational company and the calculation of its worldwide provision for income taxes requires analysis of many factors, including income tax structures that vary from country to country and the United States' treatment of non-U.S. earnings. Roper does not treat undistributed earnings of non-U.S. subsidiaries as being permanently reinvested. United States income taxes, net of foreign income taxes, have been provided on the undistributed earnings of non-U.S. subsidiaries.

Certain assets and liabilities have different bases for financial reporting and income tax purposes. Deferred income taxes have been provided for these differences.

Goodwill and Other Intangibles – Previous to Roper's adoption of Statement of Financial Accounting Standard 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill was amortized on a straight-line basis over periods that ranged from 5 to 40 years. Roper accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 and establishes a new two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). Roper conducts this review for all of its reporting units during the fourth quarter of the fiscal year. The transitional impairment that resulted from Roper's adoption of this standard on November 1, 2002 has been reported as a change in accounting principle – see Note 5. No impairment resulted from the annual review performed in 2002. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined using either the first-in, first-out method or the last-in, first-out method ("LIFO"). Inventories valued at LIFO cost comprised 9% and 10% of consolidated inventories at October 31, 2002 and 2001, respectively.

Any LIFO decrements recorded during any of the three years ended October 31, 2002 were immaterial to Roper's consolidated financial statements for that year.

Other Comprehensive Earnings – Comprehensive earnings includes net earnings and all other non-owner sources of changes in a company's net assets. The differences between net earnings and comprehensive earnings for Roper during fiscal 2002, 2001 and 2000 were currency translation adjustments. Income taxes have not been provided on currency translation adjustments.

Property, Plant and Equipment and Depreciation and Amortization - Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using principally the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-30 years
Machinery	8-12 years
Other equipment	3-5 years

Recently Released Accounting Pronouncements - The Financial Accounting Standards Board ("FASB") issued SFAS 143 – "Accounting for Asset Retirement Obligations" that Roper is required to adopt by November 1, 2002. Roper does not have, nor do we expect it to have, any material asset retirement obligations subject to this new standard.

The FASB issued SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets" that Roper is required to adopt by November 1, 2002. This new standard does not apply to goodwill. We do not expect the adoption of this standard to result in a material impairment charge.

The FASB issued SFAS 145 that rescinded, amended or made technical corrections to several previously issued statements. None of these changes are expected to significantly affect Roper's accounting or financial reporting practices.

The FASB issued SFAS 146 – "Accounting for Costs Associated with Exit or Disposal Activities" that Roper is required to adopt for applicable transactions after December 31, 2002. This standard modifies the timing of when certain costs are reported.

Research and Development - Research and development costs include salaries and benefits, rents, supplies, and other costs related to various products under development. Research and development costs are expensed in the period incurred and totaled $29.9 million, $26.3 million and $22.6 million for the years ended October 31, 2002, 2001 and 2000, respectively.

Revenue Recognition – The Company recognizes revenue from the sale of product when title and risk of loss pass to the customer, which is generally when product is shipped. The Company recognizes revenue from services rendered upon customer acceptance. Revenues under certain relatively long-term and relatively large-value construction projects are recognized under the percentage-of-completion method using the ratio of costs incurred to total estimated costs as the measure of performance. Revenues recognized under the percentage-of-completion method totaled $1.9 million, $7.9 million and $5.6 million for the fiscal years ended October 31, 2002, 2001 and 2000, respectively. Estimated losses on any projects are recognized as soon as such losses become known.

Stock Options – Roper accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion 25 – "Accounting for Stock Issued to Employees." Stock-based compensation is measured at its fair value at the grant date in accordance with an option-pricing model. SFAS 123 – "Accounting for Stock-Based Compensation," provides that the related expense may be recorded in the basic financial statements or the pro forma effect on earnings may be disclosed in the financial statements. Roper provides the pro forma disclosures.

Non-employee directors of Roper are eligible to receive stock options for its common stock. These stock options are accounted for the same as stock options granted to employees. Roper has never issued stock options other than those issued to employees or its non-employee directors.

(2) Business Acquisitions

On July 31, 2002, the company acquired all the outstanding shares of Zetec, Inc. ("Zetec"). Zetec supplies non-destructive inspection solutions using eddy current technology and related consumables, primarily for use in power generating facilities and is included in the Industrial Controls segment of the business. Zetec's principal facility is located near Seattle, Washington. The results of Zetec's operations have been included in the consolidated financial statements since the acquisition date.

The aggregate purchase price of the acquisition was $57.2 million of cash and includes amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition.

The following table (in thousands) summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation includes estimates that were not finalized at October 31, 2002. Purchase price adjustments following the closing are also customary. Roper does not anticipate that any such adjustments that were pending at October 31, 2002 to be significant.

	July 31, 2002
Current assets	$12,448
Other assets	4,756
Intangible assets	7,060
Goodwill	40,574
Total assets acquired	64,838
Current liabilities	(7,615)
Net assets acquired	$57,223

Of the $7.1 million of acquired intangible assets, $2.1 million was assigned to trade names that are not subject to amortization. The remaining $5.0 million of acquired intangible assets have a weighted-average useful life of approximately 6 years. The intangible assets that make up that amount include trade secrets of $3.0 million (6 year weighted-average useful life), technology of $1.8 million (5-year weighted-average useful life), and patents of $0.2 million (15-year weighted-average useful life).

The $40.6 million of goodwill is not expected to be deductible for tax purposes.

In addition, in fiscal 2002, the company acquired the following four entities for a total cost of $18.0 million, which was paid in cash:

- Acquired in August 2002, Quantitative Imaging Corporation, (QImaging), based in Vancouver, Canada provides innovative, high-performance digital cameras for scientific and industrial imaging applications, complementing Roper's digital imaging business within the Analytical Instrumentation segment.
- Acquired in July 2002, AiCambridge Ltd. ("Qualitek"), based in Cambridge, England, is a designer and manufacturer of leak detection equipment and systems for medical, pharmaceutical, food, packaging and automotive industries, primarily in Europe.

- Acquired in July 2002, Duncan Technologies, based in Sacramento, California, is an innovative designer and manufacturer of high-quality digital cameras for a variety of markets including machine vision, remote sensing and traffic monitoring.
- Acquired in September 2002, Definitive Imaging, based in Cleveland, Ohio, provides image analysis software and specialized knowledge for metallographic and science quality control.

Goodwill recognized in those transactions amounted to $12.9 million and of that amount approximately $0.8 million is expected to be fully deductible for tax purposes. These businesses are included in the Analytical Instrumentation segment.

On September 5, 2001, the company acquired all the outstanding shares of Struers and Logitech. Struers develops, manufactures and markets materials analysis preparation equipment and consumables used in quality inspection, failure analysis and research of solid materials. Logitech develops, manufactures and markets high-precision material-shaping equipment used primarily in the production of advanced materials for the semiconductor and opto-electronics markets. Struers is headquartered near Copenhagen, Denmark and Logitech is headquartered near Glasgow, Scotland. Both companies also share sales and service locations in the U.S., France, Germany and Japan. The results of these operations have been included in the consolidated financial statements since the acquisition date.

The aggregate purchase price of the acquisition was $150.9 million of cash and includes amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition.

The following table (in thousands) summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	September 5, 2001
Current assets	$ 30,482
Other assets	6,127
Intangible assets	20,680
Goodwill	106,964
Total assets acquired	164,253
Current liabilities	12,401
Long-term liabilities	1,002
Total liabilities	13,403
Net assets acquired	$150,850

Of the $20.7 million of acquired intangible assets, $4.9 million was assigned to trade names that are not subject to amortization. The remaining $15.8 million of acquired intangible assets have a weighted-average useful life of approximately 10 years. The intangible assets that make up that amount include an existing customer base of $15.1 million (10-year useful life), and backlog of $0.7 million (1-year useful life).

The $107.0 million of goodwill is not expected to be deductible for tax purposes.

In addition, in fiscal 2001, the company acquired the following two entities for a total of cost of $23.2 million, which was paid in cash:

- Acquired in July 2001, Media Cybernetics, L.P. ("Media"), located in Silver Springs, Maryland, is a leading image processing software developer for scientific and industrial applications and is included in the Analytical Instrumentation segment
- Acquired in May 2001, Dynamco, Inc. ("Dynamco") manufactures high quality pneumatic valves, solenoids, relays and related products that are sold to the semiconductor, packing, HVAC and medical industries. Located in McKinney, Texas, Dynamco is included in the Industrial Controls segment.

Goodwill recognized in those transactions amounted to $14.2 million and that amount is expected to be fully deductible for tax purposes. Goodwill was assigned to the analytical instrumentation and the fluid handling segments in the amounts of $8.9 million and $5.2 million, respectively,

In fiscal 2000, the company completed nine business acquisitions for a total cost of $161.5 million, which was paid in cash. The following provides a summary of the significant acquisitions which represents 81% of the total aggregate purchase price paid for fiscal year 2000 acquisitions.

- Acquired in September 2000, Hansen Technologies distributes manufactured and outsourced shut-off and control valves, auto-purgers and hermetic pumps for the commercial refrigeration industry. Hansen Technologies' principal facility is located near Chicago, Illinois and is included in the Industrial Controls segment.

- Acquired in August 2000, Antek Instruments manufactures and supplies spectrometers primarily used to detect sulfur, nitrogen and other chemical compounds in petroleum, food and beverage processing and other industries and is included in the Analytical Instrumentation segment. Antek Instruments' principal facilities are located in Houston, Texas.

- Acquired in May 2000, Abel Pump manufactures and supplies specialty positive displacement pumps for a variety of industrial applications, primarily involving abrasive or corrosive fluids or those with high solids content and is included in the Fluid Handling segment of the business. Abel Pump's principal facility is located near Hamburg, Germany.

- Acquired in November 1999, MASD designs, manufacturers and markets high-speed digital cameras used in automotive, industrial, military and research markets. MASD also manufactures and markets high-resolution digital cameras for the machine vision and image conversion markets. MASD's principal facility is located in San Diego, California. This business was subsequently merged with a complementary business and currently operates as Redlake MASD and is included in the Analytical Instrumentation segment.

The following unaudited pro forma summary presents Roper's consolidated results of operations as if the acquisitions that occurred during fiscal 2002 and 2001 had occurred at the beginning of fiscal 2001. Goodwill associated with acquisitions completed subsequent to June 30, 2001 has not been amortized for purposes of this pro forma presentation to be consistent with current practice. Also, actual results may have been different had the acquisitions occurred at an earlier date and this pro forma information provides no assurance as to future results. Data in the following table is in thousands, except per share data.

	Unaudited Year ended October 31,	
	2002	2001
Net sales	$ 674,251	$ 718,244
Earnings before income taxes and change in accounting principle	$ 101,004	$ 100,672
Earnings before change in accounting principle	$ 69,480	$ 65,127
Earnings before change in accounting principle per share:		
Basic	$ 2.23	$ 2.12
Diluted	$ 2.18	$ 2.07

(3) Inventories

The components of inventories at October 31 were as follows (in thousands):

	2002	2001
Raw materials and supplies	$ 45,836	$ 47,339
Work in process	11,852	13,047
Finished products	32,456	31,284
LIFO reserve	(1,153)	(1,323)
	$ 88,991	$ 90,347

(4) Property, Plant and Equipment

The components of property, plant and equipment at October 31 were as follows (in thousands):

	2002	2001
Land	$ 2,372	$ 2,944
Buildings	25,649	24,996
Machinery, tooling and other equipment	93,977	83,541
	121,998	111,481
Accumulated depreciation and amortization	(70,659)	(59,594)
	$ 51,339	$ 51,887

Depreciation expense was $11,721, $9,993 and $8,623 for the three years ended October 31, 2002, October 31, ,2001 and October 31, 2000, respectively.

(5) Goodwill, net

	Analytical Inst.	Fluid Handling	Industrial Controls	Total
		(in thousands)		
Balances at October 31, 2001	$ 283,289	$ 64,721	$ 73,906	$ 421,916
Goodwill acquired	20,545	(204)	40,574	60,915
Impairment	(27,900)	-	(9,200)	(37,100)
Currency translation adjustments	9,208	1,400	338	10,946
Reclassifications and other	3,261	94	156	3,511
Balances at October 31, 2002	$ 288,403	$ 66,011	$ 105,774	$ 460,188

Goodwill acquired during the year ended October 31, 2002 included a $7.6 million purchase price adjustment from the prior year's acquisition of the Struers and Logitech businesses.

The impairment resulted from the transitional provisions of Roper's adoption of SFAS 142. Impairment was recognized on the Redlake (analytical instrumentation), Petrotech and Dynamco units. The reported change in accounting principle for this impairment was net of income taxes.

SFAS 142, which Roper adopted at the beginning of fiscal 2002, does not permit retroactive application of its method of accounting for goodwill and other intangible assets. However, SFAS 142 does provide for the following analysis comparing the current to the previous accounting practice.

	Year ended October 31,		
	2002	2001	2000
Earnings before change in accounting principle, as reported	$ 66,023	$ 55,839	$ 49,278
Add back: goodwill amortization, net of income taxes	-	12,287	10,130
Earnings before change in accounting principle, adjusted	$ 66,023	$ 68,126	$ 59,408
Basic earnings per share:			
Earnings before change in accounting principle, as reported	$ 2.12	$ 1.82	$ 1.62
Add back: goodwill amortization, net of income taxes	-	0.40	0.33
Earnings before change in accounting principle, adjusted	$ 2.12	$ 2.22	$ 1.95
Diluted earnings per share:			
Earnings before change in accounting principle, as reported	$ 2.08	$ 1.77	$ 1.58
Add back: goodwill amortization, net of income taxes	-	0.39	0.32
Earnings before change in accounting principle, adjusted	$ 2.08	$ 2.16	$ 1.90

(6) Other intangible assets, net

	Cost	Accum. amort. (in thousands)	Net book value
Assets subject to amortization:			
Existing customer base	$ 14,723	$ (1,704)	$ 13,019
Unpatented technology	7,623	(1,459)	6,164
Patents and other protective rights	7,056	(3,371)	3,685
Trade secrets	3,010	(125)	2,885
Assets not subject to amortization:			
Trade names	11,279	-	11,279
Balances at October 31, 2002	$ 43,691	$ (6,659)	$ 37,032

Amortization expense of other intangible assets was $3,455, $1,754 and $825 during fiscal 2002, 2001 and 2000, respectively. Estimated amortization expense for the five years subsequent to fiscal 2002 is $4,120, $4,120, $4,100, $3,327 and $2,458 for fiscal 2003, 2004, 2005, 2006 and 2007, respectively.

(7) Accrued Liabilities

Accrued liabilities at October 31 were as follows (in thousands):

	2002	2001
Wages and other compensation	$ 25,169	$ 27,152
Commissions	8,482	8,376
Interest	5,515	5,704
Other	26,975	19,788
	$ 66,141	$ 61,020

(8) Income Taxes

Earnings before income taxes and change in accounting principle for the years ended October 31 consisted of the following components (in thousands):

	2002	2001	2000
United States	$ 67,402	$ 64,879	$ 61,074
Other	28,284	21,560	14,857
	$ 95,686	$ 86,439	$ 75,931

Components of income tax expense before any change in accounting principle for the years ended October 31 were as follows (in thousands):

	2002	2001	2000
Current:			
Federal	$ 17,724	$ 21,709	$ 19,587
State	984	1,189	945
Foreign	9,216	6,909	5,559
Deferred expense (benefit)	1,739	793	562
	$ 29,663	$ 30,600	$ 26,653

Reconciliations between the statutory federal income tax rate and the effective income tax rate for the years ended October 31 were as follows:

	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
Extraterritorial Income Exclusion	(5.1)	-	-
Exempt income of Foreign Sales Corporation	-	(4.3)	(3.7)
Goodwill amortization	1.9	2.6	2.3
Other, net	(0.8)	2.1	1.5
	31.0%	35.4%	35.1%

Components of the deferred tax assets and liabilities at October 31 were as follows (in thousands):

	2002	2001
Deferred tax assets:		
Reserves and accrued expenses	$ 7,504	$ 7,735
Inventories	4,447	3,617
Postretirement medical benefits	714	631
Foreign taxes	-	575
Amortizable intangible assets	4,499	-
Total deferred tax assets	17,164	12,558
Deferred tax liabilities:		
Amortizable intangible assets	-	2,629
Plant and equipment	1,584	1,599
Former IC-DISC recapture	462	577
Total deferred tax liabilities	2,046	4,805
Net deferred tax asset	$ 15,118	$ 7,753

Roper has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

(9) Long-Term Debt

Total debt at October 31 consisted of the following (table amounts in thousands):

	2002	2001
$275 million credit facility	$ 186,358	$ 178,114
7.58% Senior Secured Notes	40,000	40,000
7.68% Senior Secured Notes	85,000	85,000
Supplier financing agreement	20,377	20,377
Other	370	3,349
Total debt	332,105	326,840
Less current portion	20,515	3,010
Long-term debt	$ 311,590	$ 323,830

The $275 million credit facility is with a group of banks and provides for revolving loans, swing line loans and letters of credit. Interest on outstanding borrowings is influenced by the type and currency of the borrowings. Interest on outstanding borrowings under this facility is a base rate plus a margin. The margin is influenced by certain financial ratios of Roper and can range from 0.625% to 1.125%. This facility also provides that Roper will maintain certain financial ratios addressing, among other things, coverage of fixed charges, total debt under other agreements, consolidated net worth and capital expenditures. Other costs and provisions of this facility are believed to be customary. Repayment of Roper's obligations under this facility is guaranteed by its U.S. subsidiaries and the pledge of some of the stock of some of Roper's non-U.S. subsidiaries. This agreement matures on May 18, 2005.

At October 31, 2002, utilization of the credit facility included $144.7 million of U.S. denominated borrowings, $41.7 million of borrowings denominated in euros and $3.3 million of outstanding letters of credit. The weighted average interest rate on these outstanding borrowings at October 31, 2002 was 3.3%.

The Senior Secured Notes are with a group of insurance companies that consist of $40 million of term notes due May 18, 2007 and $85 million of term notes due May 18, 2010. The guarantees, pledges and financial covenants associated with these notes are similar, but slightly less restrictive, than those in the $275 million credit facility.

On September 28, 2001, Roper entered into a supplier financing credit agreement (the "credit agreement") with a foreign financial institution. Under the terms of the credit agreement, the maximum borrowing capacity available to Roper was $20,377, which was fully drawn on October 1, 2001. Roper is required to repay the principal amount of the borrowing in four equal, consecutive quarterly installments beginning December 30, 2002 with a scheduled maturity date of October 1, 2003. Under the terms of the credit agreement, on October 1, 2001, the interest rate was fixed at 5.76% through the maturity date. Interest is payable in arrears on October 1, 2002, January 1, 2003, April 1, 2003, July 1, 2003 and October 1, 2003. The restrictive covenants associated with the credit agreement are similarly restrictive to those in the $275 million credit facility.

At October 31, 2002, the Company was in compliance with its restrictive covenants.

Future maturities of long-term debt during each of the next five years ending October 31 and thereafter were as follows (in thousands):

2003	$ 20,515
2004	135
2005	186,455
2006	-
2007	40,000
Thereafter	85,000
	$ 332,105

(10) Retirement and Other Benefit Plans

Roper maintains two defined contribution retirement plans under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all U.S. employees not subject to collective bargaining agreements. Roper partially matches employee contributions. Its costs related to these two plans were $4,549,000, $4,126,000 and $3,956,000 in fiscal 2002, 2001 and 2000, respectively.

Roper also maintains various defined benefit retirement plans covering employees of non-U.S. subsidiaries and a plan that supplements certain employees for the contribution ceiling applicable to the Section 401(k) plans. The costs and accumulated benefit obligations associated with each of these plans were not material.

Pursuant to the fiscal 1999 Petroleum Analyzer acquisition, Roper agreed to assume a defined benefit pension plan covering certain U.S. employees subject to a collective bargaining agreement. Roper obtained the necessary regulatory approvals to terminate this plan during fiscal 2002 and all plan assets were distributed during fiscal 2002.

All U.S. employees are eligible to participate in Roper's stock purchase plan whereby they may designate up to 10% of eligible earnings to purchase Roper's common stock at a 10% discount to the average closing price of its common stock at the beginning and end of a quarterly offering period. The common stock sold to the employees may be either treasury stock, stock purchased on the open market, or newly issued shares. During the years ended October 31, 2002, 2001 and 2000, participants of the employee stock purchase plan purchased 11,000, 8,000 and 9,000 shares, respectively, of Roper's common stock for total consideration of $437,000, $257,000 and $271,000, respectively. All of these shares were purchased from Roper's treasury shares.

(11) Common Stock Transactions

Roper's restated Certificate of Incorporation provides that each outstanding share of Roper's common stock entitles the holder thereof to five votes per share, except that holders of outstanding shares with respect to which there has been a change in beneficial ownership during the four years immediately preceding the applicable record date will be entitled to one vote per share.

Roper has a Shareholder Rights Plan whereby one Preferred Stock Purchase Right (a "Right") accompanies each outstanding share of common stock. Such Rights only become exercisable, or transferable apart from the common stock, ten business days after a person or group acquires various specified levels of beneficial ownership, with or without the Board's consent. Each Right may be exercised to acquire one one-thousandth of a newly issued share of Roper's Series A Preferred Stock, at an exercise price of $170, subject to adjustment. Alternatively, upon the occurrence of certain specified events, the Rights allow holders to purchase Roper's common stock having a market value at such time of twice the Right's exercise price. The Rights may be redeemed by Roper at a redemption price of $0.01 per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or 10 business days after commencement of a tender or exchange offer. The Rights expire on January 8, 2006.

Roper periodically enters into agreements with the management of newly-acquired companies for the issuance of Roper's common stock based on the achievement of specified goals. A similar agreement was made with a corporate executive during fiscal 1996 that matured during fiscal 2002. During fiscal 2002, 20,000 shares of common stock were issued under such agreements. At October 31, 2002, there were no such agreements outstanding.

(12) Stock Options

Roper has two stock incentive plans (the "1991 Plan" and the "2000 Plan") which authorize the issuance of shares of common stock to certain directors, key employees, and consultants of Roper as incentive and/or nonqualified stock options, stock appreciation rights or equivalent instruments. Stock options under both plans must be granted at prices not less than 100% of market value of the underlying stock at the date of grant. All stock options granted under these plans vest annually and ratably over a five-year period from the date of the grant. Stock options expire ten years from the date of grant. Options may no longer be granted under the 1991 Plan. The 2000 Plan has no expiration date for the granting of options and had the capacity to grant an additional 682,000 options or equivalent instruments at October 31, 2002.

Roper also has a stock option plan for non-employee directors (the "Non-employee Director Plan"). The Non-employee Director Plan provides for each non-employee director appointed or elected to the Board initial options to purchase 4,000 shares of Roper's common stock and thereafter options to purchase an additional 4,000 shares each year under terms and conditions similar to the above-mentioned stock option plans, except that following their grant, all options become fully vested at the time of the Annual Meeting of Shareholders following the grant date and are exercisable ratably over five years following the date of grant. At October 31, 2002, the Non-Employee Director Plan had the capacity to grant an additional 92,000 options.

A summary of stock option transactions under these plans and information about stock options outstanding at October 31, 2002 are shown below:

	Outstanding options		Exercisable options	
	Number	Average exercise price	Number	Average exercise price
October 31, 1999	2,117,000	$ 17.67	1,226,000	$ 14.67
Granted	365,000	33.18		
Exercised	(320,000)	13.68		
Canceled	(79,000)	25.76		
October 31, 2000	2,083,000	20.69	1,199,000	16.45
Granted	515,000	34.85		
Exercised	(292,000)	18.34		
Canceled	(75,000)	25.39		
October 31, 2001	2,231,000	24.11	1,171,000	17.91
Granted	651,000	41.11		
Exercised	(469,000)	17.12		
Canceled	(118,000)	31.89		
October 31, 2002	2,295,000	$ 29.97	1,034,000	$ 22.59

	Outstanding options			Exercisable options	
Exercise price	Number	Average exercise price	Average remaining life (years)	Number	Average exercise price
$ 3.75 - 15.00	169,000	$ 10.95	1.7	169,000	$ 10.95
15.01 - 25.00	583,000	18.76	3.6	488,000	18.79
25.01 - 35.00	735,000	31.48	7.0	287,000	30.38
35.01 - 48.76	808,000	40.65	9.0	90,000	40.32
$ 3.75 - 48.76	2,295,000	$ 29.97	6.4	1,034,000	$ 22.59

For pro forma disclosure purposes, the following fair values and the primary assumptions used to determine these fair values were used. All stock options granted during each of the years ended October 31, 2002, 2001 and 2000 were at exercise prices equal to the market price of Roper's common stock when granted.

	2002	2001	2000
Weighted average fair value per share ($)	16.77	16.86	15.37
Risk-free interest rate (%)	4.00 – 5.00	5.00 – 6.00	6.75
Average expected option life (years)	7.0	7.0	7.0
Expected volatility (%)	33 - 37	31 - 45	35 - 49
Expected dividend yield (%)	0.75	0.75	1.00

Had Roper recognized compensation expense during fiscal 2002, 2001 and 2000 for the fair value of stock options granted in accordance with the provisions of SFAS 123, pro forma earnings and pro forma earnings per share would have been approximately as presented below.

	2002	2001	2000
Net earnings, as reported (in thousands)	$ 40,053	$ 55,839	$ 49,278
Net earnings, pro forma (in thousands)	32,589	50,859	45,385
Net earnings per share, as reported:			
Basic	1.28	1.82	1.62
Diluted	1.26	1.77	1.58
Net earnings per share, pro forma:			
Basic	1.04	1.65	1.49
Diluted	1.02	1.61	1.46

The disclosed pro forma effects on earnings do not include the effects of stock options granted prior to fiscal 1996 (affecting fiscal 2000) since the provisions of SFAS 123 are not applicable to stock options for this purpose. The pro forma effects of applying SFAS 123 to fiscal 2002, 2001 and 2000 may not be representative of the pro forma effects in future years. Based on the vesting schedule of Roper's stock option grants, the pro forma effects on earnings are most pronounced in the early years following each grant. The timing and magnitude of any future grants is at the discretion of Roper's Board of Directors and cannot be assured.

(13) Contingencies

Roper, in the ordinary course of business, is the subject of, or a party to, various pending or threatened legal actions, including those pertaining to product liability and employment practices. It is vigorously contesting all lawsuits that, in general, are based upon claims of the kind that have been customary over the past several years. Based upon Roper's past experience with resolution of its product liability and employment practices claims and the limits of the primary, excess, and umbrella liability insurance coverages that are available with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of Roper. Included in other noncurrent assets at October 31, 2002 are estimated insurable settlements receivable from insurance companies of $2.6 million. At October 31, 2001, the estimated insurable settlements receivable from insurance companies was $1.7 million.

There recently has been a significant increase in certain U.S. states in asbestos-related litigation claims against numerous industrial companies. Roper or its subsidiaries have been named defendants in some such cases. No significant resources have been required by Roper to respond to these cases and Roper believes it has valid defenses to such claims and, if required, intends to defend them vigorously. Given the state of these claims it is not possible to determine the potential liability, if any.

Roper's future minimum lease commitments totaled $38.9 million at October 31, 2002. These commitments included $8.9 million in fiscal 2003, $6.8 million in fiscal 2004, $4.9 million in fiscal 2005, $3.6 million in fiscal 2006, $2.8 million in fiscal 2007 and $11.9 million thereafter.

(14) Segment and Geographic Area Information

Roper's operations are grouped into three business segments based on similarities between products and services: analytical instrumentation, fluid handling and industrial controls. The analytical instrumentation segment's products include fluid properties testing products, materials analysis products, industrial leak test products and digital imaging products. Products included within the fluid handling segment are rotary gear, progressing cavity, membrane, positive displacement, centrifugal and piston-type metering pumps; flow metering products; and precision integrated chemical dispensing systems. The industrial controls segment's products include industrial valve, control and measurement products; microprocessor-based turbomachinery control systems and associated technical services; and non-destructive inspection and measurement solutions. Roper's management structure and internal reporting are also aligned consistent with these three segments.

There were no material transactions between Roper's business segments during any of the three years ended October 31, 2002. Sales between geographic areas are primarily of finished products and are accounted for at prices intended to represent third-party prices. Operating profit by business segment and by geographic area is defined as sales less operating costs and expenses. These costs and expenses do not include unallocated corporate administrative expenses. Items below income from operations on Roper's statement of earnings are not allocated to business segments.

Identifiable assets are those assets used primarily in the operations of each business segment or geographic area. Corporate assets were principally comprised of cash, recoverable insurance claims, deferred compensation assets, unamortized deferred financing costs and property and equipment.

Selected financial information by business segment for the years ended October 31 follows (in thousands):

	Analytical Inst.	Fluid Handling	Industrial Controls	Corporate	Total
2002					
Net sales	$ 318,839	$ 105,441	$ 202,750	$ -	$ 627,030
Operating profit	58,160	21,511	48,685	(13,527)	114,829
Total assets:					
Operating assets	133,470	45,275	108,009	-	286,754
Intangible assets, net	317,430	66,982	112,808	-	497,220
Other	26,774	(1,550)	786	18,989	44,999
Total					828,973
Capital expenditures	4,172	1,396	1,999	213	7,780
Goodwill amortization	-	-	-	-	-
Depreciation and other amortization	8,846	3,203	3,020	107	15,176
2001					
Net sales	$ 264,369	$ 125,399	$ 196,738	$ -	$ 586,506
Operating profit	43,157	27,123	37,836	(9,688)	98,428
Total assets:					
Operating assets	148,389	50,714	78,807	-	277,910
Intangible assets, net	310,725	65,887	74,085		450,697
Other	16,310	(1,262)	5,135	13,332	33,515
Total					762,122

Capital expenditures	3,307	1,804	2,233	111	7,455
Goodwill amortization	8,745	2,616	4,347	-	15,708
Depreciation and other amortization	5,467	3,248	2,663	369	11,747
2000					
Net sales	$ 223,164	$ 121,387	$ 159,262	$ -	$ 503,813
Operating profit	36,509	29,600	28,460	(6,373)	88,196
Total assets:					
Operating assets	117,174	57,590	77,772	-	252,536
Intangible assets, net	184,065	66,884	70,965	1,281	323,195
Other	7,312	(2,090)	3,695	12,254	21,171
Total					596,902
Capital expenditures	4,773	6,380	3,936	61	15,150
Goodwill amortization	7,969	2,209	2,672	-	12,850
Depreciation and other amortization	4,019	2,712	2,423	294	9,448

Summarized data for Roper's U.S. and foreign operations (principally in Europe and Japan) for the years ended October 31 were as follows (in thousands):

	United States	Non-U.S.	Corporate and eliminations	Total
2002				
Sales to unaffiliated customers	$ 447,769	$ 179,261	$ -	$ 627,030
Sales between geographic areas	35,629	17,534	(53,163)	-
Net sales	$ 483,398	$ 196,795	$ (53,163)	$ 627,030
Long-lived assets	$ 382,002	$ 188,279	$ 11,070	$ 581,351
2001				
Sales to unaffiliated customers	$ 451,189	$ 135,317	$ -	$ 586,506
Sales between geographic areas	41,752	9,394	(51,146)	-
Net sales	$ 492,941	$ 144,711	$ (51,146)	$ 586,506
Long-lived assets	$ 367,537	$ 154,230	$ 7,663	$ 529,430
2000				
Sales to unaffiliated customers	$ 370,351	$ 133,462	$ -	$ 503,813
Sales between geographic areas	29,435	6,958	(36,393)	-
Net sales	$ 399,786	$ 140,420	$ (36,393)	$ 503,813
Long-lived assets	$ 327,311	$ 49,251	$ 6,385	$ 382,947

Export sales from the United States during the years ended October 31, 2002, 2001 and 2000 were $223 million, $238 million and $195 million, respectively. In the year ended October 31, 2002 these exports were shipped primarily to Russia (27%), elsewhere in Europe (28%), Japan (10%), elsewhere in Asia excluding the Middle East (14%), Latin America (9%) and other (12%).

Sales to customers outside the United States accounted for a significant portion of Roper's revenues. Sales are attributed to geographic areas based upon the location where the product is ultimately shipped. Foreign countries that accounted for at least 5% of Roper's net sales in any of the past three years have been individually identified in the following table (in thousands). Other countries have been grouped by region.

	Analytical Inst.	Fluid Handling	Industrial Controls	Total
2002				
Russia	$ 2,590	$ 23	$ 60,024	$ 62,637
Germany	26,163	8,709	4,597	39,469
Elsewhere in Europe	63,851	10,215	32,115	106,181
Japan	40,730	2,301	1,258	44,289
Elsewhere in Asia excluding the Middle East	34,617	2,685	10,971	48,273
Latin America	14,337	1,189	8,669	24,195
Rest of the world	16,496	6,677	15,457	38,630
Total	$ 198,784	$ 31,799	$ 133,091	$ 363,674
2001				
Russia	$ 1,389	$ -	$ 58,389	$ 59,778
Germany	21,735	7,852	4,017	33,604
Elsewhere in Europe	50,185	10,592	30,216	90,993
Japan	32,299	4,044	910	37,253
Elsewhere in Asia excluding the Middle East	28,131	2,890	7,372	38,393
Latin America	10,419	1,361	6,923	18,703
Rest of the world	10,364	6,993	11,222	28,579
Total	$ 154,522	$ 33,732	$ 119,049	$ 307,303
2000				
Russia	$ 992	$ -	$ 39,980	$ 40,972
Germany	15,156	3,654	3,692	22,502
Elsewhere in Europe	41,031	7,157	27,814	76,002
Japan	27,783	7,767	822	36,372
Elsewhere in Asia excluding the Middle East	19,204	2,686	8,304	30,194
Latin America	9,085	881	8,436	18,402
Rest of the world	10,361	8,064	16,382	34,807
Total	$ 123,612	$ 30,209	$ 105,430	$ 259,251

(15) Restructuring Activities

During the three months ended April 30, 2001, Roper recorded $2,559,000 of expenses, reported as part of selling, general and administrative expenses, related to activities to close certain activities at its Petrotech unit and to consolidate certain other facilities. These expenses included approximately $950,000 of personnel costs, $1,100,000 of asset impairment and $509,000 of other related exit costs. All significant restructuring activities were completed by October 31, 2001. These Petrotech activities represented 1% of Roper's total net sales during fiscal 2001 and 4% of net sales during fiscal 2000. The operating profit of these activities was immaterial to Roper during each of fiscal 2001 and fiscal 2000. The total workforce reduction pursuant to these restructuring activities was approximately 150 people, or about 6% of Roper's total workforce at that time.

(16) Quarterly Financial Data (unaudited)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
2002				
Net sales	$ 149,584	$ 153,809	$ 154,640	$ 168,997
Gross profit	79,429	83,080	82,787	91,023
Income from operations	24,647	30,452	27,957	31,773
Earnings before change in accounting principle	14,510	17,456	15,033	19,024
Earnings before change in accounting principle per common share:				
Basic*	0.47	0.56	0.48	0.61
Diluted	0.46	0.55	0.47	0.60
2001				
Net sales	$ 137,664	$ 146,830	$ 137,969	$ 164,043
Gross profit	69,741	75,658	73,819	89,752
Income from operations	21,864	24,125	23,304	29,135
Net earnings	11,760	13,862	13,133	17,084
Earnings per common share:				
Basic*	0.38	0.45	0.43	0.55
Diluted	0.38	0.44	0.41	0.54

Earnings before change in accounting principle in fiscal 2002 is comparable to net earnings in fiscal 2001. In the fourth quarter of fiscal 2002, Roper completed its adoption of SFAS 142 retroactive to the beginning of fiscal 2002.

* The sum of the four quarters does not agree with the total for the year due to rounding.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
Of Roper Industries, Inc:

Our audit of the consolidated financial statements referred to in our report dated December 11, 2002 also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements The consolidated financial statements and financial statement schedule of Roper Industries, Inc. as of October 31, 2000, and for the year then ended, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements and financial statement schedules in their report dated December 6, 2000.

PricewaterhouseCoopers LLP

Atlanta, Georgia
December 11, 2002

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Schedule II – Consolidated Valuation and Qualifying Accounts
for the Years ended October 31, 2002, 2001 and 2000

	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Other	Balance at end of year
			(in thousands)		
Allowance for doubtful accounts and sales allowances:					
2002	$ 4,344	$ 1,460	$ (2,491)	$ 449	$ 3,762
2001	4,294	822	(1,513)	741	4,344
2000	3,760	1,805	(1,543)	272	4,294
Reserve for inventory obsolescence:					
2002	$ 15,486	$ 4,632	$ (3,658)	$ 3,771	$ 20,231
2001	10,704	5,103	(4,044)	3,723	15,486
2000	6,769	2,636	(1,644)	2,943	10,704

Deductions from the allowance for doubtful accounts represented the net write-off of uncollectible accounts receivable. Deductions from the inventory obsolescence reserve represented the disposal of obsolete items.

Other included the allowance for doubtful accounts and reserve for inventory obsolescence of acquired businesses at the dates of acquisition, the effects of foreign currency translation adjustments for those companies whose functional currency was not the U.S. dollar, reclassifications and other.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 14, 2002, Roper terminated its relationship with Arthur Andersen LLP ("Arthur Andersen") as our independent public accountants and engaged PricewaterhouseCoopers LLP as our independent public accountants. The decision to change independent public accountants was recommended by the audit committee and approved by our board of directors.

In connection with the audits of our consolidated financial statements as of and for the two fiscal years ended October 31, 2001, and with respect to the subsequent period through January 31, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference in connection with their report on our consolidated financial statements to the subject matter of the disagreement.

Arthur Andersen's reports on our consolidated financial statements for the past two years ended October 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

We provided Arthur Andersen with a copy of the foregoing disclosure. Attached as Exhibit 16 is a copy of Arthur Andersen's letter, dated May 31, 2002, stating its agreement with such statements.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Reference is made to the information to be included under the captions "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Proposal 1: Election of Three (3) Directors" and "-- Executive Officers", and -- "COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934" in our definitive Proxy Statement which relates to our 2003 Annual Meeting of Shareholders to be held on March 21, 2003 to be filed within 120 days after the close of our 2002 fiscal year, which information is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the information to be included under the captions "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Compensation of Directors" and "-- Compensation Committee Interlocks and Insider Participation in Compensation Decisions"; and "EXECUTIVE COMPENSATION" contained in the Proxy Statement, which information is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATERS

Reference is made to the information included under the captions "COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS" and "EQUITY COMPENSATION PLAN INFORMATION" in the Proxy Statement, which information is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. CONTROLS AND PROCEDURES

Based on their evaluation as of a date within 90 days of the filing of this Annual Report, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses and, therefore, there were no corrective actions taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The Consolidated Financial Statements listed in Item 8 of Part II are filed as a part of this Annual Report.

(a)(2) The following consolidated financial statement schedule on page S-2 is filed in response to this Item. All other schedules are omitted or the required information is either inapplicable or is presented in the consolidated financial statements or related notes:

II. Consolidated Valuation and Qualifying Accounts for the Years ended October 31, 2002, 2001 and 2000.

(b) Reports on Form 8-K

We filed the following reports on Form 8-K during the fourth quarter of fiscal 2002.

On August 1, 2002, we reported under Item 5 the acquisition of three businesses, provided guidance on third quarter results, and announced our participation at an upcoming investor conference. No financial statements were required to be filed with this report and no financial statements were filed.

On September 13, 2002, we reported under Item 9 the filing of our Form 10-Q for the quarterly period ended July 31, 2002 and the accompanying certifications of our Chief Executive Officer and our Chief Financial Officer.

(c) Exhibits

The following exhibits are separately filed with this Annual Report.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and among RPR Acquisition Subsidiary, Inc., Roper Industries, Inc. and Zetec, Inc., dated as of July 31, 2002.
[a]2.2	Share Sale and Purchase Agreement dated July 9, 2001, regarding Struers Holding A/S.
[b]3.1	Amended and Restated Certificate of Incorporation, including Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock
[c]3.2	Amended and Restated By-Laws

[d]4.01	Rights Agreement between Roper Industries, Inc. and SunTrust Bank, Atlanta, Inc. as Rights Agent, dated as of January 8, 1996, including Certificate of Designation, Preferences and Rights of Series A Preferred Stock (Exhibit A), Form of Rights Certificate (Exhibit B) and Summary of Rights (Exhibit C)
[c]4.02	Credit Agreement dated as of May 18, 2000
[c]4.03	Note Purchase Agreement dated as of May 18, 2000
[b]10.01	1991 Stock Option Plan, as amended †
10.02	Non-employee Director Stock Option Plan, as amended †
[e]10.03	Form of Amended and Restated Indemnification Agreement †
[f]10.04	Employee Stock Purchase Plan †
[f]10.05	2000 Stock Incentive Plan †
10.06	Roper Industries, Inc. Non-Qualified Retirement Plan, as amended †
[g]10.07	Brian D. Jellison Employment Agreement dated as of November 6, 2001 †
[g]10.08	C. Thomas O'Grady offer letter dated February 19, 2001 †
10.09	Timothy J. Winfrey offer letter dated May 20, 2002 †
[h]16	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 31, 2002
21	List of Subsidiaries
23.1	Consent of Independent Public Accountants
23.2	Notice Regarding Consent of Arthur Andersen LLP
99.1	Risk Factors

---

[a] Incorporated herein by reference to Exhibit 99.1 to the Roper Industries, Inc. Current Report on Form 8-K filed December 13, 2001 (file no. 1-12273).

[b] Incorporated herein by reference to Exhibits 3.1 and 10.2 to the Roper Industries, Inc. Annual Report on Form 10-K filed January 21, 1998 (file no. 1-12273).

[c] Incorporated herein by reference to Exhibits 3.2, 4.02, 4.03 and 10.06 to the Roper Industries, Inc. Form 10-Q filed September 13, 2000 (file no. 1-12273).

[d] Incorporated herein by reference to Exhibit 4.02 to the Roper Industries, Inc. Current Report on Form 8-K filed January 18, 1996 (file no. 0-19818).

[e] Incorporated herein by reference to Exhibit 10.04 to the Roper Industries, Inc. Quarterly Report on Form 10-Q filed August 31, 1999 (file no. 1-12273).

(f) Incorporated herein by reference to Exhibits 10.04 and 10.05 to the Roper Industries, Inc. Quarterly Report on Form 10-Q filed June 12, 2000 (file no. 1-12273).

(g) Incorporated herein by reference to Exhibits 10.07 and 10.09 to the Roper Industries, Inc. Annual Report on Form 10-K filed January 22, 2002 (file no. 1-12273).

(h) Incorporated herein by reference to Exhibit 16 to the Roper Industries, Inc. Amended Current Report on Form 8-K/A filed June 3, 2002 (file no. 1-2273).

† Management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Roper has duly caused this Amended Report to be signed on its behalf by the undersigned, therewith duly authorized.

ROPER INDUSTRIES, INC.
(Registrant)

By: /S/ BRIAN D. JELLISON
Brian D. Jellison
President and Chief Executive Officer

January 22, 2003

CERTIFICATIONS

I, Brian D. Jellison, certify that:

1. I have reviewed this annual report on Form 10-K of Roper Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14, for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Effective Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date January 22, 2003

By /s/ Brian D. Jellison
Brian D. Jellison, President and Chief Executive Officer

CERTIFICATIONS

I, Martin S. Headley, certify that:

1. I have reviewed this annual report on Form 10-K of Roper Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14, for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Effective Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date January 22, 2003

By /s/ Martin S. Headley
Martin S. Headley, Vice President and Chief Financial Officer

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Corporate Information

Profile of Business
Roper Industries, Inc. is a diversified provider of engineered products and solutions for global niche markets.

Common Stock Information
Ticker Symbol: ROP
Roper's common stock is traded principally on the New York Stock Exchange with options trading conducted on the Chicago Board of Exchange.

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at 12 noon on March 21, 2003 at Roper's corporate offices at 2160 Satellite Boulevard, Suite 200, Duluth, Georgia 30097.

Annual Report on Form 10-K
Any shareholder wishing a copy of Roper's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain one without charge by writing to:
Investor Relations
Roper Industries, Inc.
2160 Satellite Boulevard, Suite 200
Duluth, Georgia 30097

Transfer Agent
Wachovia Bank, N.A.
Shareholder Services Group
1525 W. WT Harris Blvd. 3C3
Charlotte, North Carolina
28288-1153
+1 (704) 590-0394

Independent Public Accountants
PricewaterhouseCoopers LLC
Atlanta, Georgia

Directors
Derrick N. Key[1]
Chairman of the Board

Brian D. Jellison[1]
President and
Chief Executive Officer

W. Lawrence Banks[2]

Donald G. Calder[1]
President
G.L. Ohrstrom & Co., Inc.

David W. Devonshire[3,4]
Executive Vice President and
Chief Financial Officer
Motorola, Inc.

John F. Fort III[2]

Wilbur J. Prezzano[1,4]

Georg Graf Schall-Riaucour[3]
General Manager
Wittelsbacher Ausgleichsfonds

Eriberto R. Scocimara[3]
President and CEO
Hungarian-American
Enterprise Fund

Christopher Wright[2,4]
Chief Executive Officer
Dresdner Kleinwort Capital

[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Corporate Governance and Nominating Committee

Officers
Derrick N. Key
Chairman of the Board

Brian D. Jellison
President and
Chief Executive Officer

Larry K. Christensen
Vice President

Nigel W. Crocker
Vice President

Shanler D. Cronk
Vice President,
General Counsel and Secretary

Martin S. Headley
Vice President and
Chief Financial Officer

C. Thomas O'Grady
Vice President,
Mergers and Acquisitions

Timothy J. Winfrey
Vice President

2160 Satellite Boulevard, Suite 200, Duluth, Georgia 30097, Telephone: +1 (770) 495-5100, www.roperind.com

ROPER